FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

29 July 2025

AstraZeneca results: H1 and Q2 2025

Strong growth momentum continues with excellent R&D pipeline delivery in the year-to-date

Revenue and EPS summary

	H1 2025	% Change		Q2 2025	% Change
	$m	Actual	CER[1]	$m	Actual	CER
- Product Sales	26,670	8	10	13,795	11	10
- Alliance Revenue	1,293	38	38	654	36	35
Product Revenue[2]	27,963	9	11	14,449	12	11
Collaboration Revenue	82	68	66	8	>2x	>2x
Total Revenue	28,045	9	11	14,457	12	11
Reported EPS ($)	3.46	31	32	1.58	27	31
Core[3] EPS ($)	4.66	16	17	2.17	10	12

Key performance elements for H1 2025

(Growth numbers at constant exchange rates)

‒	Total Revenue up 11% to $28,045m, driven by double-digit growth in Oncology and BioPharmaceuticals
‒	Growth in Total Revenue across all major geographic regions
‒	Core Operating profit increased 13%
‒	Core EPS increased 17% to $4.66
‒	12 positive Phase III readouts and 19 approvals in major regions
‒	Interim dividend increased 3% to $1.03 (76.7 pence, 9.81 SEK)

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

“Our strong momentum in revenue growth continued through the first half of the year and the delivery from our broad and diverse pipeline has been excellent, with 12 positive key Phase III trial readouts including for baxdrostat, gefurulimab, and Tagrisso in just the past few weeks.

As we enter our next phase of growth, we have pledged $50 billion to continue to grow in the US, which includes the largest manufacturing investment in AstraZeneca's history, set for Virginia. This landmark investment reflects not only America's importance but also our confidence in our innovative medicines to transform global health and power AstraZeneca's ambition to deliver $80 billion revenue by 2030.”

Guidance

AstraZeneca reiterates its Total Revenue and Core EPS guidance4 for FY 2025 at CER, based on the average foreign exchange rates through 2024.

Total Revenue is expected to increase by a high single-digit percentage

Core EPS is expected to increase by a low double-digit percentage

The Core Tax rate is expected to be between 18-22%

If foreign exchange rates for July 2025 to December 2025 were to remain at the average rates seen in June 2025, it is anticipated that FY 2025 Total Revenue growth and Core EPS growth would be broadly similar to the growth at CER (previously a low single-digit percentage adverse impact was anticipated)

Tables

Results highlights

Table 1. Milestones achieved since the prior results announcement

Phase III and other registrational data readouts

Medicine	Trial	Indication	Event
Enhertu	DESTINY-Breast11	High-risk HER2+ early breast cancer (neoadjuvant)	Primary endpoint met
Imfinzi	POTOMAC	High-risk non-muscle invasive bladder cancer	Primary endpoint met
Tagrisso	FLAURA2	1L EGFRm NSCLC	Secondary endpoint met (OS)
baxdrostat	BaxHTN	Uncontrolled or treatment resistant hypertension	Primary endpoint met
Breztri	KALOS/LOGOS	Uncontrolled asthma	Primary endpoint met
Fasenra	NATRON	HES	Primary endpoint met
Saphnelo	AZALEA	SLE (China)	Primary endpoint met
anselamimab	CARES (301/2)	Light chain amyloidosis	Primary endpoint not met
gefurulimab	PREVAIL	Generalised myasthenia gravis	Primary endpoint met

Regulatory approvals

Medicine	Trial	Indication	Region
Calquence	ECHO	1L MCL	EU
Calquence	ACE-LY-004	Relapsed/refractory MCL	EU
Calquence	AMPLIFY	1L CLL (fixed duration)	EU
Datroway	TROPION-Lung05/ TROPION-Lung01	2L+ EGFRm NSCLC	US
Imfinzi	ADRIATIC	Limited-stage SCLC	CN
Imfinzi	NIAGARA	MIBC	EU
Tagrisso	LAURA	Locally advanced/unresectable EGFRm NSCLC	JP
Orpathys + Tagrisso	SACHI	Locally advanced/metastatic 2L+ EGFRm MET+ NSCLC	CN

Regulatory submissions or acceptances* in major regions

Medicine	Trial	Indication	Region
Calquence	AMPLIFY	1L CLL (fixed duration)	US
Enhertu	DESTINY-PanTumor02	2L+ unresectable / metastatic HER2+ solid tumours	JP
Enhertu	DESTINY-Gastric04	2L HER2+ gastric cancer	CN, JP
Imfinzi	MATTERHORN	Resectable early-stage gastric and GEJ cancers	US
camizestrant	SERENA-6	ESR1m HR+ HER2- aBC	US, EU, JP

* US, EU and China regulatory submissions denotes filing acceptance

Other pipeline updates

For recent trial starts and anticipated timings of key trial readouts, please refer to the Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations.html.

Table 2: Key elements of financial performance: Q2 2025

For the quarter	Reported	Change		Core	Change
ended 30 June	$m	Act	CER	$m	Act	CER
Product Revenue	14,449	12	11	14,449	12	11	● See Tables 3, 23, 24 and 25 for medicine details of Product Revenue, Product Sales and Alliance Revenue
Collaboration Revenue	8	>2x	>2x	8	>2x	>2x	● See Tables 4 and 26 for details of Collaboration Revenue
Total Revenue	14,457	12	11	14,457	12	11	● See Tables 5 and 6 for Total Revenue by Therapy Area and by region
Gross Margin (%)	83	—	—	82	(1pp)	—

-

Growth of partnered medicines

● Variations in Gross Margin can be expected between periods due to various factors, including fluctuations in foreign exchange rates, product seasonality and Collaboration Revenue

● See ‘Reporting changes’ below for the definition of Gross Margin[5]

R&D expense	3,548	18	16	3,453	20	18
●
Core R&D: 24% of Total Revenue
+
Accelerated recruitment in ongoing Phase III trials
+
Investments in transformative technologies such as cell therapy and radioconjugates
+
Positive data read-outs for high-value pipeline opportunities that have ungated late-stage trials
+
Addition of BD related R&D

SG&A expense	4,864	(1)	(2)	3,802	2	1	● Core SG&A: 26% of Total Revenue
Other operating income and expense[6]	79	30	33	71	19	23
Operating Profit	3,508	28	32	4,584	12	14
Operating Margin (%)	24	3pp	4pp	32	—	1pp
Net finance expense	371	8	10	303	6	9	+ Debt issued in 2024 at higher interest rates
Tax rate (%)	22	2pp	2pp	21	2pp	2pp	● Variations in the tax rate can be expected between periods
EPS ($)	1.58	27	31	2.17	10	12

For monetary values the unit of change is percent; for Gross Margin, Operating Margin and Tax rate the unit of change is percentage points.

In the expense commentary above, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a ‘+’ symbol beside an R&D expense comment indicates that the item resulted in an increase in the R&D expense relative to the prior year period.

Corporate and business development

CSPC

In June 2025, AstraZeneca entered a strategic research collaboration with Shijiazhuang City-based CSPC Pharmaceuticals Group Limited to discover and develop pre-clinical candidates for multiple targets with the potential to treat diseases across chronic indications, including a pre-clinical small molecule oral therapy for immunological diseases. CSPC’s research will utilise its AI-driven, dual-engine efficient drug discovery platform.

CSPC will receive an upfront payment of $110m, of which $60m has been capitalised as an Intangible asset, and is also eligible to receive up to $1.62bn in potential development milestone payments and up to $3.6bn in sales milestone payments, plus potential single-digit royalties based on annual net sales of the products.

AstraZeneca will have rights to exercise options for exclusive licenses to develop and commercialise worldwide candidates identified under this agreement.

EsoBiotec

In May 2025, AstraZeneca completed the acquisition of EsoBiotec, a biotechnology company pioneering in vivo cell therapies that has demonstrated promising early clinical activity. The EsoBiotec Engineered NanoBody Lentiviral (ENaBL) platform uses highly targeted lentiviruses to deliver genetic instructions to specific immune cells, with potential use in oncology and immune-mediated diseases.

AstraZeneca has acquired all outstanding equity of EsoBiotec for a total consideration of up to $1bn, on a cash and debt free basis. This includes an initial payment of $403m, and up to $575m in contingent consideration based on development and regulatory milestones.

US investment plans

In July 2025, AstraZeneca announced plans to invest $50bn in US manufacturing and R&D by 2030.

The cornerstone of this landmark investment is a new multi-billion dollar US manufacturing facility that will produce drug substances for the Company’s innovative weight management and metabolic portfolio, including oral GLP-1, baxdrostat, oral PCSK9 and combination small molecule products.

The drug substance facility, planned to be in the Commonwealth of Virginia, would be AstraZeneca’s largest single manufacturing investment in the world. The facility will leverage AI, automation, and data analytics to optimise production.

Sustainability highlights

AstraZeneca introduced an updated Sustainability strategy which focuses on the Company’s sustainability impact and how it does business. This strategy evolution recognises the connection between business growth and the need to address the major health challenges of our time, and aims to support the health of people, society and the planet.

Reporting calendar

The Company intends to publish its 9M and Q3 2025 results on 6 November 2025.

Conference call

A conference call and webcast for investors and analysts will begin today, 29 July 2025, at 14:00 UK time. Details can be accessed via astrazeneca.com.

Reporting changes since FY 2024

Product Revenue

Effective 1 January 2025, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include a new subtotal ‘Product Revenue’ representing the summation of Product Sales and Alliance Revenue.

Product Revenue and Collaboration Revenue form Total Revenue.

Product Sales and Alliance Revenue will continue to be presented separately, with the new subtotal providing additional aggregation of revenue types with similar characteristics, reflecting the growing importance of Alliance Revenue.

Full descriptions of Product Sales, Alliance Revenue and Collaboration Revenue are included from page 152 of the Group's Annual Report and Form 20-F Information 2024.

Gross Margin

Effective 1 January 2025, the Group has replaced the measure of ‘Product Sales Gross Margin’ with the measure of ‘Gross Margin’. Previously, the measure excluded margin related to Alliance Revenue and Collaboration Revenue. The new measure is calculated using Gross profit as a percentage of Total Revenue, thereby encompassing all revenue categories, and is intended to provide a more comprehensive measure of total performance.

Notes

1.

Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2025 vs. 2024. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

2.

Effective 1 January 2025, the Group has updated its presentation of Total Revenue, adding a new subtotal of Product Revenue, the sum of Product Sales and Alliance revenue. For further details, see Note 1: ‘Basis of preparation and accounting policy’ in the Notes to the Interim Financial Statements.

3.

Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Table 9 in the Financial Performance section of this document.

4.

The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

5.

Effective 1 January 2025, the Group has updated its presentation of Gross Margin. For further details, see Note 1: ‘Basis of preparation and accounting policy’ in the Notes to the Interim Financial Statements

6.

Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, is recorded in Other operating income and expense in the Group’s financial statements.

Revenue drivers

Table 3: Product Revenue by medicine

	H1 2025		% Change		Q2 2025		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Tagrisso	3,488	12	9	10	1,810	13	13	12
Imfinzi	2,716	10	20	21	1,455	10	27	26
Calquence	1,634	6	8	9	872	6	10	10
Lynparza	1,564	6	8	9	838	6	13	11
Enhertu	1,262	5	35	38	666	5	41	42
Zoladex	587	2	4	6	294	2	4	5
Truqap	302	1	>2x	>2x	170	1	84	84
Imjudo	170	1	25	25	89	1	20	18
Datroway	14	—	n/m	n/m	11	—	n/m	n/m
Other Oncology	217	1	(10)	(8)	107	1	(12)	(13)
Oncology Product Revenue	11,954	43	15	16	6,312	44	18	18
Farxiga	4,209	15	11	13	2,151	15	11	10
Crestor	636	2	8	10	320	2	9	9
Brilinta	520	2	(22)	(21)	215	1	(37)	(38)
Lokelma	328	1	31	32	175	1	29	27
Seloken	309	1	(2)	2	148	1	(2)	1
roxadustat	152	1	(9)	(8)	73	1	(18)	(18)
Wainua	84	—	>4x	>4x	44	—	>2x	>2x
Other CVRM	274	1	(27)	(26)	138	1	(27)	(28)
CVRM Product Revenue	6,512	23	6	7	3,264	23	3	3
Symbicort	1,438	5	(4)	(2)	715	5	(1)	(1)
Fasenra	920	3	18	18	502	3	19	18
Breztri	583	2	28	29	283	2	21	20
Tezspire	483	2	73	73	267	2	66	65
Pulmicort	264	1	(30)	(28)	106	1	(32)	(32)
Saphnelo	304	1	49	49	167	1	49	48
Airsupra	70	—	>3x	>3x	42	—	>2x	>2x
Other R&I	172	1	(5)	(5)	68	—	(19)	(20)
R&I Product Revenue	4,234	15	12	13	2,150	15	13	12
Beyfortus	238	1	>2x	>2x	126	1	>3x	>3x
Synagis	162	1	(36)	(33)	49	—	(39)	(37)
FluMist	10	—	20	16	10	—	>5x	>5x
Other V&I	1	—	(91)	(91)	—	—	(78)	(78)
V&I Product Revenue	411	1	17	18	185	1	56	54
Ultomiris	2,228	8	23	24	1,177	8	25	23
Soliris	974	3	(32)	(30)	530	4	(24)	(22)
Strensiq	746	3	14	15	395	3	16	15
Koselugo	275	1	11	13	137	1	20	18
Other Rare Disease	113	—	12	14	55	—	16	14
Rare Disease Product Revenue	4,336	16	2	3	2,294	16	7	7
Nexium	434	2	(8)	(5)	201	1	(11)	(11)
Others	82	—	(20)	(20)	43	—	(12)	(13)
Other Medicines Product Revenue	516	2	(10)	(8)	244	2	(11)	(11)
Product Revenue	27,963	100	9	11	14,449	100	12	11

Alliance Revenue included above:
Enhertu	834	3	22	24	436	3	27	27
Tezspire	285	1	58	58	155	1	50	50
Beyfortus	109	—	>4x	>3x	27	—	>4x	>3x
Datroway	14	—	n/m	n/m	10	—	n/m	n/m
Other Alliance Revenue	51	—	4	2	26	—	(11)	(11)
Alliance Revenue	1,293	5	38	38	654	5	36	35

Table 4: Collaboration Revenue

	H1 2025	% Change		Q2 2025	% Change
	$m	Actual	CER	$m	Actual	CER
Farxiga: sales milestones	77	57	56	3	(36)	(38)
Others	5	n/m	n/m	5	n/m	n/m
Collaboration Revenue	82	68	66	8	>2x	>2x

Table 5: Total Revenue by Therapy Area

	H1 2025		% Change		Q2 2025		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	11,955	43	15	16	6,312	44	18	18
CVRM	6,588	23	6	8	3,266	23	3	3
R&I	4,234	15	12	13	2,150	15	13	12
V&I	411	1	17	18	185	1	56	54
BioPharmaceuticals	11,232	40	8	10	5,601	39	8	7
Rare Disease	4,336	15	2	3	2,294	16	7	7
Other Medicines	522	2	(9)	(7)	250	2	(9)	(9)
Total Revenue	28,045	100	9	11	14,457	100	12	11

Table 6: Total Revenue by region

	H1 2025		% Change		Q2 2025		% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	11,970	43	12	12	6,323	44	13	14
Emerging Markets ex. China	4,182	15	12	19	2,043	14	16	21
China	3,515	13	4	5	1,710	12	5	5
Emerging Markets	7,697	27	8	12	3,754	26	11	13
Europe	5,825	21	9	8	3,066	21	12	8
Established ROW	2,554	9	5	5	1,315	9	5	2
Total Revenue	28,045	100	9	11	14,457	100	12	11

Total Revenue by Medicine

Oncology

Tagrisso

H1 2025	Total	% Change		• Strong demand growth across all indications and key regions, leading
$m	Revenue	Actual	CER	combination in 1L NSCLC (FLAURA2)
US	1,439	12	12	• Underlying demand growth more than offset Medicare Part D redesign
Emerging Markets	1,008	10	13
Europe	658	5	5	• Demand growth partially offset by pricing pressure in certain major markets
Established RoW	383	3	3	• Demand growth offset by seasonal variability in Japan in Q1 2025
Total	3,488	9	10

Imfinzi

H1 2025	Total	% Change		• Strong growth from new launch indications in bladder cancer
$m	Revenue	Actual	CER	(NIAGARA) and lung cancer (ADRIATIC, AEGEAN)
US	1,572	31	31	• Demand growth from new launches, further growth in ES-SCLC (CASPIAN)
Emerging Markets	294	20	28	● Increased demand in GI and new launches in lung cancer
Europe	537	17	17	• Growth from GI indications and early momentum from lung cancer launches
Established RoW	313	(11)	(11)	• Mandatory price reductions in Japan in Feb 2024 (25%), and Aug 2024 (11%), increased competition in BTC
Total	2,716	20	21

Calquence

H1 2025	Total	% Change		• Growth from sustained BTKi leadership in front-line CLL (ELEVATE-TN)
$m	Revenue	Actual	CER
US	1,090	4	4

•

Demand growth driven by increased share of new starts in CLL, 1L MCL (ECHO) launch and improved affordability offsetting Medicare Part D redesign and discounts to secure preferential formulary placement

Emerging Markets	103	36	49
Europe	368	15	15
Established RoW	73	12	15
Total	1,634	8	9

Lynparza

H1 2025	Total	% Change		• Sustained global PARP inhibitor market leadership across four tumour
$m	Revenue	Actual	CER	types (ovarian, breast, prostate, pancreatic)
US	689	14	14	• Share gains across breast and prostate indications
Emerging Markets	323	1	4	● Affected by generic launches in China in Q4 2024
Europe	425	7	6	● Launches in breast and prostate cancers (OlympiA and PROpel)
Established RoW	127	1	2	● Gains in 1L ovarian cancer offset by lower testing rate in prostate cancer
Total	1,564	8	9

Enhertu

Combined sales of Enhertu, recorded by Daiichi Sankyo and AstraZeneca, amounted to $2,289m in H1 2025 (H1 2024: $1,772m). US in-market sales, recorded by Daiichi Sankyo, amounted to $1,128m in H1 2025 (H1 2024: $865m). AstraZeneca's European revenue includes a mid single-digit percentage royalty on Daiichi Sankyo's sales in Japan, recorded as Alliance Revenue.

H1 2025	Total	% Change		• Standard of care in HER2-positive (DESTINY-Breast03) and HER2-low
$m	Revenue	Actual	CER	(DESTINY-Breast04) metastatic breast cancer, early uptake in other cancers
US	543	31	31	• Accelerating uptake in chemotherapy naïve HER2-low and -ultralow breast cancer (DESTINY-Breast06)
Emerging Markets	365	63	72	● Rapid adoption post-NRDL enlistment of HER2-positive and HER2-low breast cancer from 1 January 2025
Europe	312	19	19	● Early launch uptake in chemotherapy naïve HER2-low breast cancer
Established RoW	42	35	41
Total	1,262	35	38

Other Oncology medicines

H1 2025	Total	% Change
$m	Revenue	Actual	CER
Zoladex	588	4	6	● Growth across Emerging Markets
Truqap	302	>2x	>2x	● Demand growth in second-line biomarker-altered population
Imjudo	170	25	25	● Continued growth driven by lung (POSEIDON) and HCC (HIMALAYA)
Datroway	14	n/m	n/m	● Uptake from breast cancer following launch in the US
Other Oncology	217	(10)	(8)	● Faslodex generic erosion across markets

Other Oncology includes $16m of Total Revenue from Orpathys, partnered with HUTCHMED.

BioPharmaceuticals – CVRM

Farxiga

H1 2025	Total	% Change		● Growth driven by HF and CKD indications, SGLT2 class growth
$m	Revenue	Actual	CER	supported by cardiorenal guidelines
US	803	(8)	(8)	● Q1 2024 benefitted from launch of authorised generic
Emerging Markets	1,730	17	23	● Continued strong growth despite generic competition in some markets
Europe	1,448	17	17	● Continued strong class growth and market share gains
Established RoW	304	17	17	● Sales milestone of $74m from partner in Japan in Q1 2025
Total	4,285	12	14

Other CVRM medicines

H1 2025	Total	% Change
$m	Revenue	Actual	CER
Crestor	636	8	10	● Continued sales growth driven by Emerging Markets
Brilinta	520	(22)	(21)	● Decline driven by generic entry in the US and Europe in Q2 2025
Seloken	309	(2)	2	● Majority of revenue driven by Emerging Markets
Lokelma	328	31	32	● Strong growth in all major regions
roxadustat	152	(9)	(8)	● Decline driven by generic competition
Wainua	84	>4x	>4x	● Majority of revenue from US, first launches in ex-US markets in Q2 2025
Other CVRM	274	(27)	(26)

BioPharmaceuticals – R&I

Symbicort

H1 2025	Total	% Change		● Global market leader in a stable ICS/LABA class, treating
$m	Revenue	Actual	CER	COPD and asthma
US	598	-	-	● Resilient demand for authorised generic
Emerging Markets	400	(11)	(8)	● China affected by ICS/LABA class erosion in COPD in favour of triple therapy
Europe	272	(5)	(5)	● Continued generic erosion
Established RoW	168	7	10
Total	1,438	(4)	(2)

Fasenra

H1 2025	Total	% Change		● Expanded severe eosinophilic asthma market share leadership in IL-5
$m	Revenue	Actual	CER	class, further fuelled by first wave market launches for EGPA indication
US	556	16	16	● Sustained double-digit volume growth with expanded class leadership
Emerging Markets	52	26	32	● Asthma launch momentum across key markets
Europe	229	19	19	● Sustained leadership in severe eosinophilic asthma
Established RoW	83	19	20	● Strong growth supported by recent EGPA launch in Japan
Total	920	18	18

Breztri

H1 2025	Total	% Change		● Fastest growing medicine within the expanding FDC triple class
$m	Revenue	Actual	CER	(ICS/LABA/LAMA), treating COPD
US	295	31	31	● Consistent share growth within expanding FDC triple class
Emerging Markets	156	19	21	● Growth from market share leadership in China with strong FDC triple class penetration. Unfavourable inventory movement in the second quarter
Europe	87	34	34	● Sustained growth from market share gain and new launches
Established RoW	45	34	36	● Increasing market share in Japan
Total	583	28	29

Tezspire

Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $826m in H1 2025 (H1 2024: $507m).

H1 2025	Total	% Change		● Sustained demand growth in severe asthma with launch
$m	Revenue	Actual	CER	momentum across multiple markets
US	285	58	58	● Continued strong demand growth with majority of patients new to biologics
Emerging Markets	16	>3x	>3x	● Strong continued launch uptake
Europe	128	>2x	>2x	● Maintained new-to-brand leadership across multiple markets and new launches
Established RoW	54	61	63	● Strong growth driven by Japan
Total	483	73	73

Other R&I medicines

H1 2025	Total	% Change
$m	Revenue	Actual	CER
Pulmicort	264	(30)	(28)	● Generic competition in Emerging Markets (~80% of revenue)
Saphnelo	304	49	49	● Strong US demand growth, ongoing launches in Europe and Established RoW
Airsupra	70	>3x	>3x	● Strong US launch momentum and volume uptake
Other R&I	172	(5)	(5)

Biopharmaceuticals - V&I

Beyfortus Total Revenue reflects the sum of Product Sales from AstraZeneca’s sales of manufactured Beyfortus product to Sanofi and Alliance Revenue from AstraZeneca’s share of gross profits and royalties on sales of Beyfortus in major markets outside the US.

H1 2025	Total	% Change
$m	Revenue	Actual	CER
Beyfortus	238	>2x	>2x	● Increased capacity and strong demand
Synagis	162	(36)	(33)	● Competition from Beyfortus
FluMist	10	20	16
Other V&I	1	(91)	(91)

Rare Disease

Ultomiris

Ultomiris Total Revenue includes sales of Voydeya, which is approved as an add on treatment to Ultomiris and Soliris for the ~20-30% of PNH patients who experience clinically significant EVH.

H1 2025	Total	% Change		● Growth due to patient demand, both naïve to branded medicines and
$m	Revenue	Actual	CER	conversion from Soliris in all indications (gMG, NMOSD, aHUS and PNH)
US	1,272	23	23	● Demand growth across indications, including within the competitive gMG and PNH landscapes, minimal impact from Medicare Part D redesign
Emerging Markets	113	71	82	● Expansion into new markets and growth in patient demand
Europe	498	21	21	● Strong demand growth following recent launches; competition in gMG
Established RoW	345	17	17	● Continued conversion and strong demand following new launches
Total	2,228	23	24

Soliris

H1 2025	Total	% Change		● Decline driven by conversion of patients to Ultomiris in all indications (gMG,
$m	Revenue	Actual	CER	NMOSD, aHUS, PNH), competition, and biosimilar pressure in Europe
US	568	(30)	(30)	● Competition in gMG and PNH
Emerging Markets	224	(12)	(1)	● Benefitted from favourable order timing in tender markets
Europe	112	(57)	(57)	● Biosimilar competition in PNH and aHUS
Established RoW	70	(40)	(38)	● Driven by conversion to Ultomiris
Total	974	(32)	(30)

Strensiq

H1 2025	Total	% Change		● Growth driven by continued patient demand and geographic expansion
$m	Revenue	Actual	CER
US	584	10	10	● Demand growth, offset by Medicare Part D redesign
Emerging Markets	50	61	67
Europe	57	19	20
Established RoW	55	24	23
Total	746	14	15

Other Rare Disease medicines

H1 2025	Total	% Change
$m	Revenue	Actual	CER
Koselugo	275	11	13	● Growth driven by continued patient demand and geographic expansion
Other Rare Disease	113	12	14	● Other Rare Disease medicines include Kanuma and Beyonttra (JP only)

Other Medicines

H1 2025	Total	% Change
$m	Revenue	Actual	CER
Nexium	434	(8)	(5)	● Growth in Emerging Markets, generic erosion elsewhere
Others	88	(15)	(15)	● Generic erosion

R&D progress

This section covers R&D events and milestones that occurred between 29 April 2025 and 28 July 2025. A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on AstraZeneca’s investor relations webpage. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at two major medical congresses since the prior results announcement: the American Society of Clinical Oncology Annual Meeting 2025 and the European Hematology Association Congress 2025. Across the two meetings, more than 100 abstracts were presented featuring 23 approved and potential new medicines including 25 oral presentations.

Calquence

Approval EU	ECHO May 2025	● In combination with bendamustine and rituximab for the treatment of previously untreated mantle cell lymphoma who are not eligible for autologous stem cell transplant.
Approval EU	ACE-LY-004 May 2025 New disclosure	● For the treatment of relapsed or refractory mantle cell lymphoma not previously treated with a BTK inhibitor.
Approval EU	AMPLIFY June 2025	● Fixed-duration regimen of Calquence in combination with venetoclax, with or without obinutuzumab, for the treatment of previously untreated chronic lymphocytic leukaemia.

Datroway

Approval US	TROPION-Lung05, Tropion-Lung01 June 2025	● For the treatment of locally advanced or metastatic EGFRm NSCLC who have received prior EGFR-directed therapy and platinum-based chemotherapy.

Enhertu

Phase III readout	DESTINY-Breast11 May 2025
●
Positive high-level results demonstrated that Enhertu followed by paclitaxel, trastuzumab and pertuzumab (THP) demonstrated a statistically significant and clinically meaningful improvement in pCR rate versus standard-of-care (dose-dense doxorubicin and cyclophosphamide followed by THP) when used in the neoadjuvant setting in patients with high-risk, locally advanced HER2-positive early-stage breast cancer.

Data presentation ASCO	DESTINY-Breast09 June 2025
●
Positive results from the DESTINY-Breast09 Phase III trial in 1st-line HER2-positive metastatic breast cancer showed Enhertu plus pertuzumab reduced the risk of disease progression or death by 44% versus THP (HR 0.56; 95% CI 0.44-0.71; p<0.00001). Median PFS was 40.7 months with Enhertu plus pertuzumab compared to 26.9 months for THP, as assessed by blinded independent central review.

Imfinzi

Phase III readout	POTOMAC May 2025
●
Positive high-level results from the POTOMAC Phase III trial showed one year of treatment with Imfinzi plus standard-of-care BCG induction and maintenance therapy demonstrated a statistically significant and clinically meaningful improvement in disease-free survival for patients with high-risk non-muscle-invasive bladder cancer compared to BCG induction and maintenance therapy alone.

Approval China	ADRIATIC May 2025 New disclosure	● For the treatment of limited-stage small cell lung cancer whose disease has not progressed following platinum-based chemoradiation therapy.

Data presentation ASCO	MATTERHORN June 2025
●
Positive results from the MATTERHORN Phase III trial in resectable early-stage gastric and gastroesophageal junction cancers showed perioperative treatment with Imfinzi in combination with standard-of-care FLOT (fluorouracil, leucovorin, oxaliplatin, and docetaxel) chemotherapy demonstrated a 29% reduction in the risk of disease progression, recurrence or death versus chemotherapy alone (EFS HR 0.71; 95% CI 0.58-0.86; p<0.001) versus chemotherapy alone. Estimated median EFS was not yet reached for the Imfinzi arm versus 32.8 months for the comparator arm.

Approval Europe	NIAGARA July 2025
●
For the treatment of resectable muscle-invasive bladder cancer in combination with gemcitabine and cisplatin as neoadjuvant treatment, followed by Imfinzi as monotherapy adjuvant treatment after radical cystectomy (surgery to remove the bladder).

Priority Review US	MATTERHORN July 2025	● For the treatment of resectable, early-stage and locally advanced (Stages II, III, IVA) gastric and gastroesophageal junction cancers.

Tagrisso

Approval Japan	LAURA May 2025 New disclosure	● As maintenance therapy after definitive chemoradiation therapy in locally advanced and unresectable EGFRm NSCLC.
Phase III readout	FLAURA2 July 2025
●
Positive high-level results from the final OS analysis of the FLAURA2 Phase III trial showed Tagrisso with the addition of pemetrexed and platinum-based chemotherapy demonstrated a statistically significant and clinically meaningful improvement in the key secondary endpoint of OS compared to Tagrisso monotherapy for patients with 1st-line locally advanced or metastatic EGFRm NSCLC.

Orpathys

Approval China	SACHI June 2025 New disclosure
●
In combination with Tagrisso for the treatment of patients with locally advanced or metastatic non-squamous EGFRm NSCLC with MET amplification who have progressed following EGFR tyrosine kinase inhibitor therapy.

camizestrant

Data presentation ASCO	SERENA-6 June 2025
●
Positive results from the SERENA-6 Phase III trial showed that camizestrant in combination with a CDK4/6 inhibitor (palbociclib, ribociclib or abemaciclib) reduced the risk of disease progression or death by 56% compared to standard-of-care treatment (HR 0.44; 95% CI 0.31-0.60; p<0.00001) as assessed by investigator compared to continuing standard-of-care treatment with an aromatase inhibitor in combination with a CDK4/6 inhibitor in the 1st-line treatment of patients with HR-positive, HER2-negative advanced breast cancer whose tumours have an emergent ESR1 mutation. Median PFS was 16.0 months for patients who switched to the camizestrant combination versus 9.2 months for the comparator arm.

BioPharmaceuticals – CVRM

baxdrostat

Phase III readout	BaxHTN July 2025
●
Positive high-level results from the BaxHTN Phase III trial in uncontrolled or treatment resistant hypertension showed that two doses (2mg and 1mg) demonstrated a statistically significant and clinically meaningful reduction in mean seated systolic blood pressure compared with placebo at 12 weeks. The trial also successfully met all secondary endpoints. Patients received baxdrostat or placebo on top of standard-of-care.

BioPharmaceuticals – R&I

Breztri

Phase III readout	KALOS/LOGOS May 2025
●
Positive high-level results from the Phase III KALOS and LOGOS trials in patients with uncontrolled asthma showed that Breztri met all primary endpoints, demonstrating a statistically significant and clinically meaningful improvement in lung function compared with inhaled ICS/LABA medicines.

CHMP opinion EU	NGP programme July 2025
●
Trixeo (Breztri), already licensed for the treatment of chronic obstructive pulmonary disease (COPD) in adults, has received a positive opinion from the CHMP endorsing it for use with an innovative, next-generation propellant with near-zero global warming potential. Based on the CHMP positive opinion, AstraZeneca will now begin to transition its Trixeo supply to the next-generation propellant in Europe

Fasenra

Phase III readout	NATRON June 2025 New disclosure
●
Positive high-level results from the NATRON Phase III trial showed treatment with Fasenra, dosed monthly in a single injection, demonstrated a statistically significant and clinically meaningful improvement in the primary endpoint of time to first worsening or flare versus placebo in patients with hypereosinophilic syndrome. The safety and tolerability profile for Fasenra in this trial was consistent with the known profile of the medicine. The data will be presented at a forthcoming medical meeting and shared with regulatory authorities.

Saphnelo

Phase III readout	AZALEA July 2025 New disclosure
●
Positive high-level results demonstrated that Saphnelo resulted in statistically significant and clinically meaningful improvement in the primary endpoint, BICLA Response at week 52, compared to placebo, in Asian patients with moderate to severe SLE despite standard-of-care. Improvements across secondary endpoints were also observed. The safety profile was generally consistent with the established safety profile. The data will be presented at a forthcoming medical meeting and shared with regulatory authorities.

Airsupra

Data presentation ATS 2025	BATURA May 2025
●
Positive full results from the BATURA Phase IIIb trial of Airsupra demonstrated a 47% reduction (5.1%, 9.1%, hazard ratio 0.53; 95% CI, 0.39-0.73; p<0.001) in the risk of severe exacerbations in mild asthma compared with albuterol alone. In a key secondary endpoint, adults and adolescents ages 12 and older receiving Airsupra had 63% lower exposure to total systemic corticosteroids (SCS) (p<0.001) over the treatment period compared with albuterol-alone. Similar reductions in all primary and secondary endpoints were seen in a prespecified subgroup of adult patients (≥18 years) on treatment.

BioPharmaceuticals – V&I

IVX-A12

Programme update	NCT06481579 April 2025
●
The Phase II trial to characterise safety and immunogenicity in adults 60 years of age and older has completed, and IVX-A12 was shown to be well-tolerated and immunogenic. AstraZeneca has identified opportunities to further enhance the vaccine, and is now progressing the improved RSV/hMPV combination.

Rare Disease

Alexion, AstraZeneca Rare Disease, presented new data at the European Hematology Association Congress 2025, since prior earnings. Nine abstracts were presented in rare haematology, in both PNH and HSCT-TMA.

gefurulimab

Phase III readout	PREVAIL July 2025
●
Positive high-level results from a global, randomised, double-blind, placebo-controlled Phase III trial in adults with anti-acetylcholine receptor (AChR) antibody-positive (Ab+) generalised myasthenia gravis (gMG) showed that gefurulimab met its primary and all secondary endpoints. Data demonstrated a statistically significant and clinically meaningful improvement from baseline in Myasthenia Gravis Activities of Daily Living (MG-ADL) total score at week 26 compared to placebo.

anselamimab

Phase III readout	CARES Programme July 2025
●
High-level results from the CARES (301/2) Phase III clinical programme showed that anselamimab did not achieve statistical significance for the primary endpoint compared to placebo in patients with Mayo stages IIIa and IIIb light chain amyloidosis. The primary endpoint was defined as a hierarchical combination of time to all-cause mortality (ACM) and frequency of cardiovascular hospitalisations (CVH). Anselamimab showed highly clinically meaningful improvement in time to ACM and frequency of CVH in a prespecified subgroup of patients, compared to placebo.

Ultomiris

Data presentation EHA	ALXN1210-TMA-314 June 2025
●
Initial results from the ALXN1210-TMA-314 Phase III, single arm trial evaluating Ultomiris in paediatric patients with HSCT-TMA. Ultomiris demonstrated clinically meaningful improvements in the individual components of TMA response (platelets, LDH and urinary protein/creatinine ratio) at 26 weeks, and a clinically meaningful improvement in the secondary endpoint of overall survival at six months. 58.5% (95% CI: 42.1-73.7) and 53.7% (95% CI: 37.4-69.3) of participants met the predefined response criteria for platelet and urine protein/creatinine ratio, respectively, and 36.6% (95% CI: 22.1-53.1) of participants normalised LDH from baseline during the 26-week treatment period. Overall survival was 92.6% (95% CI: 78.8-97.6) at day 100 and 87.2% (95% CI: 71.8-94.5) at week 26.

Sustainability

Sustainability highlights

AstraZeneca introduced an updated Sustainability strategy which focuses on the Company’s sustainability impact and how it does business. This strategy evolution recognises the connection between business growth and the need to address the major health challenges of our time, and aims to support the health of people, society and the planet.

The Company will continue to drive sustainable impact through action on climate and nature, health equity and health systems resilience, leveraging the latest science and innovation. It will also focus on creating long-term value, resilience and trust by operating responsibly and ethically, maintaining robust governance, investing in its people and following its Values

–

In May 2025, the Company published its second Sustainability Impact publication which introduces the updated strategy and shares examples of impact from across the business. It also presented 2024 Sustainability Highlights to investors and analysts

–

AstraZeneca was named in the top 20 of TIME’s Most Sustainable Companies, its highest ranking to date in the list of 500 businesses. AstraZeneca and Alexion were also included in Newsweek’s World’s Greenest Companies 2025

–

AstraZeneca achieved the top ranking in IDEA Pharma’s index for 2025, coming first for “Invention” and joint third for “Innovation”. This annual ranking assesses companies’ ability to develop and commercialise products.

–

AstraZeneca has been A-rated for Supplier Engagement by CDP for 2024 and is on the Leaderboard for the third consecutive year, recognising its extensive supply chain engagement and focus on disclosing carbon emissions data and actions to CDP

–	The Company also ranked fourth in the 2025 Gartner Top 25 Supply Chains, the highest ranking for a pharmaceutical company this year
–	AstraZeneca SVP, Chief Digital Officer and CIO Cindy Hoots was ranked in the top 20 of this year’s Top 100 Women in Technology recognising her leadership in driving a digital-first strategy

Sustainability impact

Climate and nature

–

Reducing the carbon impact of pressurised metered dose inhalers is a key product-related element of AstraZeneca’s Ambition Zero Carbon strategy. With an innovative next-generation propellant with 99.9% lower Global Warming Potential than current propellants, Breztri/Trixeo Aerosphere has received positive CHMP opinion and AstraZeneca will now begin to transition its Trixeo supply to the next-generation propellant in Europe

–

At London Climate Action Week, AstraZeneca joined His Majesty King Charles III, ministers from the UK and Brazil, and global leaders for an event on ‘Nature Action: Mobilising Frameworks and Finance’ and was also represented at several panel and roundtable discussions. The Company celebrated the use of 100% renewable energy for both heat and power at its Macclesfield site

–

The company participated in engagements with French, Italian and UK stakeholders, including a Circular Bioeconomy Alliance event in Rome in the presence of His Majesty King Charles III, as well as an event hosted by the French government on health systems decarbonisation. AstraZeneca showcased its pioneering work in quantifying the environmental impact of patient care, including its new Care pathways Environmental Sustainability Assessment tool (CARESA)

–

EVP International, Iskra Reic met with China’s Vice President Han Zheng to discuss the green transition as part of the Sustainable Markets Initiative (SMI) China Forum in Beijing. She underscored AstraZeneca’s commitment to Healthy China 2030 and Common Health, as well as the Company’s collaborative efforts to decarbonise the health sector in Chinese media interviews

Health equity

–

AstraZeneca’s Qure.ai partnership reached a significant milestone, achieving five million chest X-rays assessed by AI for lung cancer in more than 20 countries. This partnership has resulted in nearly 50,000 referrals for follow-up testing to date and demonstrates the transformative potential of technology and advanced data analytics for early lung cancer detection

–

At the World Health Assembly (WHA) in Geneva, Switzerland, AstraZeneca organised the first cancer planners’ summit with the Union for International Cancer Control, attended by more than 100 delegates from over 50 countries, and also hosted events on lung health, kidney disease and rare diseases. The Company engaged with leaders from countries including the US, Brazil, the UAE, Egypt, Malaysia and Spain as well as NGOs on topics spanning health equity, resilience and climate action

–

Through the Company’s flagship health equity initiative, Healthy Heart Africa, the Company engaged at Africa Health ExCon 2025, where a national strategy for managing chronic kidney disease in Egypt was launched with government representatives

Health systems resilience

–

The Partnership for Health System Sustainability and Resilience (PHSSR) which the Company co-founded in 2020, added to its growing body of evidence, launching its EU Expert Advisory Group's report on sustainable healthcare financing in Europe

–

AstraZeneca convened the PHSSR Summit 2025 at EXPO in Osaka, Japan with AstraZeneca Chair Michel Demaré, Japanese government and health systems stakeholders. The Summit focused on action on non-communicable diseases (NCDs) and healthcare digitisation. Additional high-level engagements at EXPO 2025 this quarter included an event on transforming the delivery of healthcare with a focus on COPD, attended by EVP BioPharmaceuticals Business, Ruud Dobber, and engagements on rare disease led by Marc Dunoyer, CEO Alexion

–	At Abu Dhabi Global Health Week, a Company delegation led by Chair Michel Demaré and EVP International, Iskra Reic, focused on sustainable health system investment and health equity

Operating and financial review

Reporting currency

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise.

Reporting period

The performance shown in this announcement covers the six-month period to 30 June 2025 ('H1 2025') compared to the six-month period to 30 June 2024 (‘H1 2024’), and the three-month period to 30 June 2025 ('the quarter' or 'Q2 2025') compared to the three-month period to 30 June 2024 (‘Q2 2024’), unless stated otherwise.

Core financial measures

Core financial measures, EBITDA, Net debt, Gross Margin, Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Condensed consolidated interim financial statements.

Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period.

These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items:

–

Charges and provisions related to our global restructuring programmes, which includes charges that relate to the impact of restructuring programmes on our capitalised manufacturing assets and IT assets

–	Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets
–

Other specified items, principally comprising acquisition-related costs and credits, which include the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, remeasurement adjustments relating to certain Other payables and debt items assumed from the Alexion acquisition and legal settlements

–	The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 70 of the Annual Report and Form 20-F Information 2024.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the Financial Performance section in this announcement.

Definitions

Gross Margin is defined as Gross Profit as a percentage of Total Revenue.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the Financial Performance section in this announcement.

Operating margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 'Net debt', included in the Notes to the interim financial statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Financial performance

Table 7: Reported Profit and Loss

	H1 2025	H1 2024	% Change		Q2 2025	Q2 2024	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
- Product Sales	26,670	24,629	8	10	13,795	12,452	11	10
- Alliance Revenue	1,293	939	38	38	654	482	36	35
Product Revenue	27,963	25,568	9	11	14,449	12,934	12	11
Collaboration Revenue	82	49	68	66	8	4	>2x	>2x
Total Revenue	28,045	25,617	9	11	14,457	12,938	12	11
Cost of sales	(4,714)	(4,401)	7	10	(2,473)	(2,183)	13	9
Gross profit	23,331	21,216	10	11	11,984	10,755	11	12
Distribution expense	(278)	(267)	4	6	(143)	(132)	8	8
R&D expense	(6,707)	(5,791)	16	16	(3,548)	(3,008)	18	16
SG&A expense	(9,356)	(9,424)	(1)	—	(4,864)	(4,929)	(1)	(2)
Other operating income & expense	192	127	52	53	79	60	30	33
Operating profit	7,182	5,861	23	24	3,508	2,746	28	32
Net finance expense	(636)	(645)	(1)	—	(371)	(343)	8	10
Joint ventures and associates	(17)	(19)	(7)	(9)	(10)	(6)	>2x	91
Profit before tax	6,529	5,197	26	27	3,127	2,397	30	34
Taxation	(1,160)	(1,089)	7	7	(679)	(469)	45	49
Tax rate	18%	21%			22%	20%
Profit after tax	5,369	4,108	31	32	2,448	1,928	27	31
Earnings per share	$3.46	$2.65	31	32	$1.58	$1.24	27	31

Table 8: Reconciliation of Reported Profit before tax to EBITDA

	H1 2025	H1 2024	% Change		Q2 2025	Q2 2024	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit before tax	6,529	5,197	26	27	3,127	2,397	30	34
Net finance expense	636	645	(1)	—	371	343	8	10
Joint ventures and associates	17	19	(7)	(9)	10	6	>2x	91
Depreciation, amortisation and impairment	2,673	2,534	5	5	1,389	1,279	9	7
EBITDA	9,855	8,395	17	18	4,897	4,025	22	24

Table 9: Reconciliation of Reported to Core financial measures: H1 2025

			Intangible Asset
			Amortisation &
	Reported	Restructuring	Impairments	Other	Core	% Change
For the half year ended 30 June	$m	$m	$m	$m	$m	Actual	CER
Gross profit	23,331	(70)	17	1	23,279	9	10
- Gross Margin	83%				83%	—	—
Distribution expense	(278)	—	—	—	(278)	4	6
R&D expense	(6,707)	101	62	3	(6,541)	17	17
- R&D % of Total Revenue	24%				23%	-2pp	-1pp
SG&A expense	(9,356)	76	1,943	78	(7,259)	2	3
- SG&A % of Total Revenue	33%				26%	+2pp	+2pp
Total operating expense	(16,341)	177	2,005	81	(14,078)	8	9
Other operating income & expense	192	(6)	—	—	186	50	51
Operating profit	7,182	101	2,022	82	9,387	12	13
- Operating Margin	26%				33%	+1pp	+1pp
Net finance expense	(636)	—	—	118	(518)	(3)	(1)
Taxation	(1,160)	(30)	(386)	(49)	(1,625)	1	2
EPS	$3.46	$0.05	$1.06	$0.09	$4.66	16	17

Table 10: Reconciliation of Reported to Core financial measures: Q2 2025

			Intangible Asset
			Amortisation &
	Reported	Restructuring	Impairments	Other	Core	% Change
For the quarter ended 30 June	$m	$m	$m	$m	$m	Actual	CER
Gross profit	11,984	(78)	9	(1)	11,914	11	11
- Gross Margin	83%				82%	-1pp	—
Distribution expense	(143)	(3)	—	—	(146)	10	10
R&D expense	(3,548)	41	52	2	(3,453)	20	18
- R&D % of Total Revenue	25%				24%	-2pp	-1pp
SG&A expense	(4,864)	26	986	50	(3,802)	2	1
- SG&A % of Total Revenue	34%				26%	+3pp	+3pp
Total operating expense	(8,555)	64	1,038	52	(7,401)	10	9
Other operating income & expense	79	(7)	—	(1)	71	19	23
Operating profit	3,508	(21)	1,047	50	4,584	12	14
- Operating Margin	24%				32%	—	1pp
Net finance expense	(371)	—	—	68	(303)	6	9
Taxation	(679)	(2)	(199)	(31)	(911)	23	26
EPS	$1.58	$(0.01)	$0.55	$0.05	$2.17	10	12

Profit and Loss drivers

Gross profit

The stable Gross Margin (Reported and Core) in H1 2025 was a result of:

–	Positive effects from geographic mix
–

Negative effects from product mix. The rising contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu, Tezspire, Koselugo) has a negative impact on Gross Margin because AstraZeneca records Product Sales in certain markets and pays away a share of the gross profits to its collaboration partners. The profit share paid to partners is recorded in AstraZeneca’s Cost of sales line

–	Pricing adjustments, for example to sales reimbursed by the Medicare Part D programme in the US, diluted the Gross Margin.

Variations in Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, and other effects.

R&D expense

The change in R&D expense (Reported and Core) in the period was impacted by:

–	Positive data read-outs for high-value pipeline opportunities that have ungated late-stage trials
–	Investment in platforms, new technology and capabilities to enhance R&D capabilities
–	Addition of R&D projects following completion of previously announced business development activity

SG&A expense

–	The change in SG&A expense (Reported and Core) in the period was driven primarily by market development activities for launches and to support continued growth in existing brands

Other operating income and expense

–	Other operating income in H1 2025 consisted primarily of royalties and an upfront fee on a divestment

Net finance expense

Core Net finance expense decreased 3% (1% at CER) in H1 2025, mainly driven by an adjustment of interest on tax, due to a reduction of tax liabilities relating to prior periods, recognised in the first quarter.

Core Net finance expense increased 6% (9% at CER) in Q2 2025, mainly driven by a reduction in short-term deposits.

Taxation

The effective Reported and Core tax rates for the six months to 30 June 2025 were 18% (H1 2024: 21% and 20% respectively).

These tax rates benefited from a reduction of tax liabilities arising from updates to estimates of prior period tax liabilities following settlements with tax authorities in Q1 2025.

The cash tax paid for the six months ended 30 June 2025 was $1,549m (H1 2024: $1,337m), representing 24% of Reported Profit before tax (H1 2024: 26%).

Dividend

The interim dividend declared with H1 2025 results increased by 3% to $1.03.

Cash Flow

Table 11: Cash Flow summary: H1 2025

	2025	2024	Change
For the half year ended 30 June	$m	$m	$m
Reported Operating profit	7,182	5,861	1,321
Depreciation, amortisation and impairment	2,673	2,534	139
Movement in working capital and short-term provisions	(771)	(584)	(187)
Gains on disposal of intangible assets	(87)	(21)	(66)
Fair value movements on contingent consideration arising from business combinations	(30)	251	(281)
Non-cash and other movements	304	(550)	854
Interest paid	(623)	(583)	(40)
Taxation paid	(1,549)	(1,337)	(212)
Net cash inflow from operating activities	7,099	5,571	1,528
Net cash inflow before financing activities	3,738	286	3,452
Net cash (outflow)/inflow from financing activities	(2,189)	806	(2,995)

Net cash flow

The change in Net cash inflow from operating activities of $1,528m is primarily driven by the increased operating profit in 2025.

The change in Net cash inflow before financing activities of $3,452m is primarily driven by the reduction in cash outflow relating to the Acquisitions of subsidiaries, net of cash acquired of $2,771m, which in 2024 related to the acquisition of Gracell Biotechnologies Inc. and the acquisition of Fusion Pharmaceuticals Inc.

The change in Net cash (outflow)/inflow from financing activities of $2,995m is primarily driven by the issue of new long-term loans of $4,976m in 2024, with no issuance in 2025, and offset by the repayment of loans of $2,643m in 2024, with no repayment in 2025.

Capital expenditure

Capital expenditure on tangible assets and Software-related intangible assets amounted to $1,303m in H1 2025 (H1 2024: $903m). The increase of capital expenditure in 2025 was driven by investment in several major manufacturing projects and continued investment in technology upgrades.

Net debt

Net debt increased by $657m in the six months to 30 June 2025 to $25,227m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company's solicited credit ratings and further details on Net debt are disclosed in Note 3.

Net debt

Table 12: Net debt summary

	At 30 Jun	At 31 Dec	At 30 Jun
	2025	2024	2024
	$m	$m	$m
Cash and cash equivalents	7,058	5,488	6,916
Other investments	50	166	160
Cash and investments	7,108	5,654	7,076
Overdrafts and short-term borrowings	(561)	(330)	(596)
Commercial paper	(1,470)	—	(2,453)
Lease liabilities	(1,633)	(1,452)	(1,241)
Current instalments of loans	(4,461)	(2,007)	(2,018)
Non-current instalments of loans	(24,714)	(26,506)	(27,225)
Interest-bearing loans and borrowings (Gross debt)	(32,839)	(30,295)	(33,533)
Net derivatives	504	71	133
Net Debt	(25,227)	(24,570)	(26,324)

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 1.2% Notes due 2026, 4.8% Notes due 2027, 4.875% Notes due 2028, 1.75% Notes due 2028, 4.85% Notes due 2029, 4.9% Notes due 2030, 4.9% Notes due 2031, 2.25% Notes due 2031, 4.875% Notes due 2033 and 5% Notes due 2034 (the "AstraZeneca Finance USD Notes"). Each series of AstraZeneca Finance USD Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance USD Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance USD Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance USD Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance USD Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise. Please refer to the Consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F as filed with the SEC and information contained herein for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance USD Notes please refer to AstraZeneca PLC's reports on Form 6-K furnished to the SEC on 22 February 2024, 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the ”Securities Act”), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Obligor group summarised statements

Table 13: Obligor group summarised Statement of comprehensive income: H1 2025

	2025	2024
For the half year ended 30 June	$m	$m
Total Revenue	—	—
Gross profit	—	—
Operating loss	—	—
Loss for the period	(666)	(545)
Transactions with subsidiaries that are not issuers or guarantors	6,160	964

Table 14: Obligor group summarised Statement of financial position

	At 30 Jun	At 30 Jun
	2025	2024
	$m	$m
Current assets	43	13
Non-current assets	147	—
Current liabilities	(6,506)	(4,795)
Non-current liabilities	(24,720)	(27,133)
Amounts due from subsidiaries that are not issuers or guarantors	23,554	20,730
Amounts due to subsidiaries that are not issuers or guarantors	—	—

Capital allocation

The Group’s capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution.

In FY 2025, the Company intends to increase the annual dividend per share declared to $3.20 per share. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies.

The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

In FY 2024, capital expenditure on tangible assets and Software-related intangible assets amounted to $2,218m. In FY 2025 the Group expects to increase expenditure on tangible assets and Software-related intangible assets by approximately 50%, driven by manufacturing expansion projects and investments in systems and technology.

Foreign exchange

The Company's transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency. In addition, the Company's external dividend payments, paid principally in pound sterling and Swedish krona, are fully hedged from the time of their announcement to the payment date. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cashflow hedge.

Table 15: Currency sensitivities

							Annual impact of 5%
		Exchange rate vs USD (average rate in period)					weakening vs USD[1] ($m)
		FY	YTD	Change	June	Change	Total	Core Operating
Currency	Primary Relevance	2024[2]	2025[3]	(%)	2025[4]	(%)	Revenue	Profit
EUR	Total Revenue	0.92	0.91	1	0.87	6	(461)	(232)
CNY	Total Revenue	7.21	7.26	(1)	7.18	0	(313)	(171)
JPY	Total Revenue	151.46	148.46	2	144.50	5	(179)	(121)
GBP	Operating expense	0.78	0.77	2	0.74	6	(68)	124
SEK	Operating expense	10.57	10.17	4	9.56	11	(9)	69
Other							(557)	(289)

1.	Assumes the average exchange rate vs USD in FY 2025 is 5% lower than the average rate in FY 2024. The impact data are estimates, based on best prevailing assumptions around currency profiles.
2.	Based on average daily spot rates 1 January 2024 to 31 December 2024.
3.	Based on average daily spot rates 1 January 2025 to 30 June 2025.
4.	Based on average daily spot rates 1 June 2025 to 30 June 2025.

Related-party transactions

There have been no significant related-party transactions in the period.

Principal risks and uncertainties

The Principal Risks and uncertainties facing the Group are set out on pages 65 to 66 of the Annual Report and Form 20-F Information 2024 and summarised below. They are not expected to change in respect of the second six months of the financial year and remain appropriate for the Group. In summary, the principal risks and uncertainties listed in the Annual Report and 20-F Information 2024 are:

1.	Product pipeline risks: failure or delay in the delivery of our pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval
2.	Commercialisation risks: pricing, affordability, access and competitive pressures; failures or delays in the quality or execution of the Group’s commercial strategies
3.

Supply chain and business-execution risks: failure to maintain supply of compliant, quality medicines; failure in information technology or cybersecurity; failure to collect and manage data or AI in line with legal and regulatory requirements and strategic objectives

4.	Legal, regulatory and compliance risks: safety and efficacy of marketed medicines is questioned; adverse outcome of litigation and / or governmental investigations; IP risks related to our products
5.	Economic and financial risks: geopolitical and/or macroeconomic volatility disrupts the operation of our global business; failure to achieve strategic plans or meet targets or expectations

Interim financial statements

Table 16: Condensed consolidated statement of comprehensive income: H1 2025

For the half year ended 30 June	2025	2024
	$m	$m
- Product Sales	26,670	24,629
- Alliance Revenue	1,293	939
Product Revenue	27,963	25,568
Collaboration Revenue	82	49
Total Revenue	28,045	25,617
Cost of sales	(4,714)	(4,401)
Gross profit	23,331	21,216
Distribution expense	(278)	(267)
Research and development expense	(6,707)	(5,791)
Selling, general and administrative expense	(9,356)	(9,424)
Other operating income and expense	192	127
Operating profit	7,182	5,861
Finance income	149	211
Finance expense	(785)	(856)
Share of after tax losses in associates and joint ventures	(17)	(19)
Profit before tax	6,529	5,197
Taxation	(1,160)	(1,089)
Profit for the period	5,369	4,108

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	(30)	101
Net (losses)/gains on equity investments measured at fair value through other comprehensive income	(125)	89
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	-	12
Tax on items that will not be reclassified to profit or loss	(3)	(27)
	(158)	175
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	2,464	(554)
Foreign exchange arising on designated liabilities in net investment hedges	10	(96)
Fair value movements on cash flow hedges	273	(138)
Fair value movements on cash flow hedges transferred to profit and loss	(315)	102
Fair value movements on derivatives designated in net investment hedges	(20)	45
Gains of hedging	10	14
Tax on items that may be reclassified subsequently to profit or loss	(52)	38
	2,370	(589)
Other comprehensive income/(expense), net of tax	2,212	(414)

Total comprehensive income for the period	7,581	3,694

Profit attributable to:
Owners of the Parent	5,366	4,106
Non-controlling interests	3	2
	5,369	4,108
Total comprehensive income attributable to:
Owners of the Parent	7,574	3,692
Non-controlling interests	7	2
	7,581	3,694
Earnings per share
Basic earnings per $0.25 Ordinary Share	$3.46	$2.65
Diluted earnings per $0.25 Ordinary Share	$3.44	$2.63
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,549
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,560

Table 17: Condensed consolidated statement of comprehensive income: Q2 2025

For the quarter ended 30 June	Unreviewed	Unreviewed
	2025	2024
	$m	$m
- Product Sales	13,795	12,452
- Alliance Revenue	654	482
Product Revenue	14,449	12,934
Collaboration Revenue	8	4
Total Revenue	14,457	12,938
Cost of sales	(2,473)	(2,183)
Gross profit	11,984	10,755
Distribution expense	(143)	(132)
Research and development expense	(3,548)	(3,008)
Selling, general and administrative expense	(4,864)	(4,929)
Other operating income and expense	79	60
Operating profit	3,508	2,746
Finance income	68	100
Finance expense	(439)	(443)
Share of after tax losses in associates and joint ventures	(10)	(6)
Profit before tax	3,127	2,397
Taxation	(679)	(469)
Profit for the period	2,448	1,928

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	(81)	(43)
Net (losses)/gains on equity investments measured at fair value through other comprehensive income	(67)	54
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	-	12
Tax on items that will not be reclassified to profit or loss	14	12
	(134)	35

Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	1,312	(39)
Foreign exchange arising on designated liabilities in net investment hedges	(43)	2
Fair value movements on cash flow hedges	201	(52)
Fair value movements on cash flow hedges transferred to profit and loss	(213)	32
Fair value movements on derivatives designated in net investment hedges	(10)	23
Gains/(costs) of hedging	18	(1)
Tax on items that may be reclassified subsequently to profit or loss	(22)	3
	1,243	(32)
Other comprehensive income, net of tax	1,109	3

Total comprehensive income for the period	3,557	1,931

Profit attributable to:
Owners of the Parent	2,450	1,927
Non-controlling interests	(2)	1
	2,448	1,928
Total comprehensive income attributable to:
Owners of the Parent	3,556	1,930
Non-controlling interests	1	1
	3,557	1,931
Earnings per share
Basic earnings per $0.25 Ordinary Share	$1.58	$1.24
Diluted earnings per $0.25 Ordinary Share	$1.57	$1.24
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,550
Diluted weighted average number of Ordinary Shares in issue (millions)	1,559	1,560

The Q2 2025 and Q2 2024 information in respect of the three months ended 30 June 2025 and 30 June 2024 respectively included in the interim Financial Statements have not been reviewed by PricewaterhouseCoopers LLP.

Table 18: Condensed consolidated statement of financial position

	Reviewed At	Audited At	Reviewed At
	30 Jun 2025	31 Dec 2024	30 Jun 2024
	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	11,637	10,252	9,630
Right-of-use assets	1,592	1,395	1,203
Goodwill	21,222	21,025	21,060
Intangible assets	37,925	37,177	39,426
Investments in associates and joint ventures	276	268	264
Other investments	1,863	1,632	1,607
Derivative financial instruments	509	182	217
Other receivables	1,066	930	806
Income tax receivable	1,137	-	-
Deferred tax assets	6,256	5,347	4,734
	83,483	78,208	78,947
Current assets
Inventories	6,467	5,288	5,667
Trade and other receivables	14,168	12,972	11,047
Other investments	50	166	160
Derivative financial instruments	95	54	28
Income tax receivable	1,001	1,859	1,575
Intangible assets	100	-	-
Cash and cash equivalents	7,058	5,488	6,916
	28,939	25,827	25,393

Total assets	112,422	104,035	104,340

Liabilities
Current liabilities
Interest-bearing loans and borrowings	(6,492)	(2,337)	(5,067)
Lease liabilities	(361)	(339)	(292)
Trade and other payables	(23,986)	(22,465)	(20,463)
Derivative financial instruments	(100)	(50)	(51)
Provisions	(1,168)	(1,269)	(1,168)
Income tax payable	(1,429)	(1,406)	(1,525)
	(33,536)	(27,866)	(28,566)
Non-current liabilities
Interest-bearing loans and borrowings	(24,714)	(26,506)	(27,225)
Lease liabilities	(1,272)	(1,113)	(949)
Derivative financial instruments	-	(115)	(61)
Deferred tax liabilities	(3,615)	(3,305)	(3,333)
Retirement benefit obligations	(1,418)	(1,330)	(1,326)
Provisions	(972)	(921)	(1,074)
Income tax payable	(485)	(238)	-
Other payables	(1,600)	(1,770)	(2,208)
	(34,076)	(35,298)	(36,176)

Total liabilities	(67,612)	(63,164)	(64,742)

Net assets	44,810	40,871	39,598

Equity
Share capital	388	388	388
Share premium account	35,238	35,226	35,199
Other reserves	2,070	2,012	2,078
Retained earnings	7,023	3,160	1,847
Capital and reserves attributable to equity holders of the Parent	44,719	40,786	39,512
Non-controlling interests	91	85	86
Total equity	44,810	40,871	39,598

The Condensed consolidated statements of financial position as at 30 June 2025 and 30 June 2024 have been reviewed by PricewaterhouseCoopers LLP. The Condensed consolidated statement of financial position as at 31 December 2024 has been audited by PricewaterhouseCoopers LLP.

Table 19: Condensed consolidated statement of changes in equity

					Total
		Share			attributable	Non-
	Share	premium	Other	Retained	to owners	controlling	Total
	capital	account	reserves	earnings	of the parent	interests	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	388	35,188	2,065	1,502	39,143	23	39,166
Profit for the period	-	-	-	4,106	4,106	2	4,108
Other comprehensive expense	-	-	-	(414)	(414)	-	(414)
Transfer to other reserves	-	-	13	(13)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,052)	(3,052)	-	(3,052)
Issue of Ordinary Shares	-	11	-	-	11	-	11
Changes in non-controlling interests	-	-	-	-	-	61	61
Share-based payments charge for the period	-	-	-	307	307	-	307
Settlement of share plan awards	-	-	-	(589)	(589)	-	(589)
Net movement	-	11	13	345	369	63	432
At 30 Jun 2024	388	35,199	2,078	1,847	39,512	86	39,598

At 1 Jan 2025	388	35,226	2,012	3,160	40,786	85	40,871
Profit for the period	-	-	-	5,366	5,366	3	5,369
Other comprehensive income	-	-	(34)	2,242	2,208	4	2,212
Transfer to other reserves	-	-	47	(47)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,249)	(3,249)	-	(3,249)
Issue of Ordinary Shares	-	12	-	-	12	-	12
Changes in non-controlling interests	-	-	-	-	-	(1)	(1)
Movement in shares held by Employee Benefit Trusts	-	-	45	-	45	-	45
Share-based payments charge for the period	-	-	-	357	357	-	357
Settlement of share plan awards	-	-	-	(806)	(806)	-	(806)
Net movement	-	12	58	3,863	3,933	6	3,939
At 30 June 2025	388	35,238	2,070	7,023	44,719	91	44,810

Transfer to other reserves includes $70m in respect of the opening balance on the Cash flow hedge reserve. The cash flow hedge reserve was previously disclosed within Retained earnings but from 2025 is disclosed within Other reserves.

Table 20: Condensed consolidated statement of cash flows: H1 2025

For the half year ended 30 June	2025	2024
	$m	$m
Cash flows from operating activities
Profit before tax	6,529	5,197
Finance income and expense	636	645
Share of after tax losses of associates and joint ventures	17	19
Depreciation, amortisation and impairment	2,673	2,534
Movement in working capital and short-term provisions	(771)	(584)
Gains on disposal of intangible assets	(87)	(21)
Fair value movements on contingent consideration arising from business combinations	(30)	251
Non-cash and other movements	304	(550)
Cash generated from operations	9,271	7,491
Interest paid	(623)	(583)
Tax paid	(1,549)	(1,337)
Net cash inflow from operating activities	7,099	5,571

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	-	(2,771)
Payment of contingent consideration from business combinations	(629)	(474)
Purchase of property, plant and equipment	(1,088)	(799)
Disposal of property, plant and equipment	10	53
Purchase of intangible assets	(1,804)	(1,474)
Disposal of intangible assets	95	75
Purchase of non-current asset investments	(188)	(67)
Disposal of non-current asset investments	-	51
Movement in short-term investments, fixed deposits and other investing instruments	115	42
Payments to associates and joint ventures	-	(140)
Disposal of investments in associates and joint ventures	-	13
Interest received	128	206
Net cash outflow from investing activities	(3,361)	(5,285)
Net cash inflow before financing activities	3,738	286

Cash flows from financing activities
Proceeds from issue of share capital	12	11
Own shares purchased by Employee Benefit Trust	(489)	-
Payments to acquire non-controlling interests	(2)	-
Issue of loans and borrowings	9	4,976
Repayment of loans and borrowings	(16)	(2,643)
Dividends paid	(3,357)	(3,050)
Hedge contracts relating to dividend payments	104	(8)
Repayment of obligations under leases	(184)	(150)
Movement in short-term borrowings	1,734	2,503
Payment of Acerta Pharma share purchase liability	-	(833)
Net cash (outflow)/inflow from financing activities	(2,189)	806

Net increase in Cash and cash equivalents in the period	1,549	1,092
Cash and cash equivalents at the beginning of the period	5,429	5,637
Exchange rate effects	54	(52)
Cash and cash equivalents at the end of the period	7,032	6,677

Cash and cash equivalents consist of:
Cash and cash equivalents	7,058	6,916
Overdrafts	(26)	(239)
	7,032	6,677

Responsibility statement of the directors in respect of the half-yearly financial report

We confirm that to the best of our knowledge:

‒	the condensed consolidated Interim Financial Statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union and UK-adopted IAS 34;
‒	the half-yearly management report gives a true and fair view of the assets, liabilities, financial position and profit or loss of the company;
‒	the half-yearly management report includes a fair review of the information required by:
a)	DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated Interim Financial Statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and
b)	DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six month period to 30 June 2025 and their respective responsibilities can be found on the Leadership team section of astrazeneca.com.

Approved by the Board and signed on its behalf by

Pascal Soriot

Chief Executive Officer

29 July 2025

Independent review report to AstraZeneca PLC

Report on the Interim financial statements

Our conclusion

We have reviewed AstraZeneca PLC’s Interim financial statements (the “Interim financial statements”) in the H1 and Q2 2025 results of AstraZeneca PLC for the six month period ended 30 June 2025 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the Interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34, and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

The Interim financial statements comprise:

–	the Condensed consolidated statement of financial position as at 30 June 2025;
–	the Condensed consolidated statement of comprehensive income: H1 2025 for the period then ended;
–	the Condensed consolidated statement of changes in equity for the period then ended;
–	the Condensed consolidated statement of cash flows: H1 2025 for the period then ended; and
–	the explanatory notes to the Interim financial statements.

The Interim financial statements included in the H1 and Q2 2025 results of AstraZeneca PLC have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34, and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. We have read the other information contained in the H1 and Q2 2025 results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the Interim financial statements and the review

Our responsibilities and those of the directors

The H1 and Q2 2025 results, including the Interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the H1 and Q2 2025 results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the H1 and Q2 2025 results, including the Interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the Interim financial statements in the H1 and Q2 2025 results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
29 July 2025

Notes to the Interim financial statements

Note 1:  Basis of preparation and accounting policies

These unaudited Interim financial statements for the six months ended 30 June 2025 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for the six months ended 30 June 2025 were approved by the Board of Directors for publication on 29 July 2025.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2024 were prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRS Accounting Standards as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group’s published consolidated financial statements for the year ended 31 December 2024.

The comparative figures for the financial year ended 31 December 2024 are not the Group’s statutory accounts for that financial year. Those accounts have been reported on by the Group’s auditors and will be delivered to the Registrar of Companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Product Revenue

Effective 1 January 2025, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include a new subtotal ‘Product Revenue’ representing the summation of Product Sales and Alliance Revenue.

Product Revenue and Collaboration Revenue form Total Revenue.

Product Sales and Alliance Revenue will continue to be presented separately, with the new subtotal providing additional aggregation of revenue types with similar characteristics, reflecting the growing importance of Alliance Revenue.

Full descriptions of Product Sales, Alliance Revenue and Collaboration Revenue are included from page 152 of the Group’s Annual Report and Form 20-F Information 2024.

There are no changes to the Revenue accounting policy regarding the types of transactions recorded in each revenue category. The comparative period has been retrospectively adjusted to reflect the additional subtotal, resulting in total Product Revenue being reported for the half year ended 30 June 2024 of $25,568m.

Going concern

The Group has considerable financial resources available. As at 30 June 2025, the Group has $11.9bn in financial resources (cash and cash equivalent balances of $7.1bn and undrawn committed bank facilities of $4.9bn that are available until April 2030), with $6.9bn of borrowings due within one year. These facilities contain no financial covenants.

The Group has assessed the prospects of the Group over a period longer than the required 12 months from the date of Board approval of these consolidated financial statements, with no deterioration noted requiring a further extension of this review. The Group's revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim financial statements.

Legal proceedings

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2024.

Note 2: Intangible assets

The acquisition of EsoBiotec completed on 19 May 2025. The transaction is recorded as an asset acquisition based upon the concentration test permitted under IFRS 3 ‘Business Combinations’, with consideration and net assets acquired of $403m, which included intangible assets acquired of $426m, current payables of $29m, $4m of cash and cash equivalents and current receivables of $2m. Contingent consideration of up to $575m could be paid on achievement of regulatory milestones, those liabilities will be recorded when the relevant regulatory milestone is achieved.

Note 3:  Net debt

Table 21: Net debt

	At 1 Jan	Cash	Non-cash	Exchange	At 30 Jun
	2025	flow	and other	movements	2025
	$m	$m	$m	$m	$m
Non-current instalments of loans	(26,506)	-	2,431	(639)	(24,714)
Non-current instalments of leases	(1,113)	-	(106)	(53)	(1,272)
Total long-term debt	(27,619)	-	2,325	(692)	(25,986)
Current instalments of loans	(2,007)	7	(2,461)	-	(4,461)
Current instalments of leases	(339)	217	(218)	(21)	(361)
Commercial paper	-	(1,470)	-	-	(1,470)
Collateral received from derivative counterparties	(181)	(254)	-	-	(435)
Other short-term borrowings excluding overdrafts	(90)	(10)	-	-	(100)
Overdrafts	(59)	34	-	(1)	(26)
Total current debt	(2,676)	(1,476)	(2,679)	(22)	(6,853)
Gross borrowings	(30,295)	(1,476)	(354)	(714)	(32,839)
Net derivative financial instruments	71	(100)	533	-	504
Net borrowings	(30,224)	(1,576)	179	(714)	(32,335)
Cash and cash equivalents	5,488	1,515	-	55	7,058
Other investments - current	166	(115)	-	(1)	50
Cash and investments	5,654	1,400	-	54	7,108
Net debt	(24,570)	(176)	179	(660)	(25,227)

The table above provides an analysis of Net debt and a reconciliation of Net cash flow to the movement in Net debt. The Group monitors Net debt as part of its capital management policy as described in Note 28 of the Annual Report and Form 20-F Information 2024. Net debt is a non-GAAP financial measure.

Net debt increased by $657m in the six months to 30 June 2025 to $25,227m.

Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Non-cash movements in the period include fair value adjustments under IFRS 9 ‘Financial Instruments’.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 30 June 2025 was $435m (31 December 2024: $181m) and the carrying value of such cash collateral posted by the Group at 30 June 2025 was $32m (31 December 2024: $129m).

The equivalent GAAP measure to Net debt is ‘liabilities arising from financing activities’, which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown.

During the six months ended 30 June 2025, Moody’s upgraded the Group’s solicited long term credit rating to A1 from A2, which occurred during Q1 2025. The short term rating remained at P-1. There were no changes to Standard and Poor’s credit ratings (long term: A+; short term: A-1).

Note 4:  Financial Instruments

As detailed in the Group’s most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $523m (31 December 2024: $353m) and for which a fair value loss of $35m has been recognised in the six months ended 30 June 2025 (H1 2024: fair value gain of $1m). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusted as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains/(losses) on equity investments measured at fair value through other comprehensive income, in the Condensed consolidated statement of comprehensive income for the six months ended 30 June 2025 are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $1,880m of other investments, $5,597m held in money-market funds and $504m of derivatives as at 30 June 2025. With the exception of derivatives being Level 2 fair valued, and certain equity instruments of $523m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $32m of cash collateral pledged to counterparties. The total fair value of Interest-bearing loans and borrowings as at 30 June 2025, which have a carrying value of $32,839m in the Condensed consolidated statement of financial position, was $32,203m.

Table 22: Contingent consideration

	2025			2024
	Diabetes
	alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	1,309	442	1,751	2,137
Additions through business combinations	-	-	-	198
Settlements	(518)	(111)	(629)	(474)
Revaluations	(30)	-	(30)	251
Discount unwind	21	11	32	57
At 30 June	782	342	1,124	2,169

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS’s share of the global diabetes alliance of $782m (31 December 2024: $1,309m) would increase/decrease by $78m with an increase/decrease in sales of 10%, as compared with the current estimates.

Note 5:  Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in AstraZeneca's Annual Report and Form 20-F Information 2024 (the Disclosures). Information about the nature and facts of the cases is disclosed in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Group made, and upon which the Group have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the second quarter of 2025 and to 29 July 2025

Patent litigation

Legal proceedings brought against AstraZeneca
Forxiga Patent Proceedings, UK Considered to be a contingent liability

- In the UK, one of AstraZeneca's patents relating to Forxiga is being challenged by Generics (UK) Limited, Teva Pharmaceutical Industries Limited, and Glenmark Pharmaceuticals Europe Limited.
- Trial regarding patent validity occurred in March 2025. In April 2025, the UK Patents Court held the patent invalid. AstraZeneca appealed the decision. In July 2025, the UK Court of Appeal dismissed AstraZeneca's appeal and upheld the lower court's invalidity decision. In July 2025, AstraZeneca applied for permission to appeal to the UK Supreme Court.
- In March 2025 and onward, AstraZeneca applied for injunctions against generics manufacturers' at-risk sales of dapagliflozin products in the UK. AstraZeneca has obtained injunctions against generics manufacturers with UK marketing authorizations for dapagliflozin products through July 2025. In July 2025, AstraZeneca applied to the UK Supreme Court for injunctive relief.

Lynparza Patent Proceedings, Canada Considered to be a contingent liability	-In July 2025, AstraZeneca was served with a Notice of Allegation from Cipla Ltd. challenging a patent relating to Lynparza. - AstraZeneca is considering its next steps.
Tagrisso Patent Proceedings, China Considered to be a contingent liability

- In January 2025, an individual filed invalidity challenges against several Chinese patents protecting Tagrisso.
- A hearing before the Chinese Patent Office was held in July 2025. AstraZeneca is awaiting a decision.

Legal proceedings brought by AstraZeneca
Lokelma Patent Proceedings, US Matter concluded

- In August 2022, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against five generic filers in the US District Court for the District of Delaware. AstraZeneca alleged that a generic version of Lokelma would infringe patents that are owned or licensed by AstraZeneca.
- AstraZeneca has entered into separate settlement agreements with the five generic manufacturers which resulted in dismissal of the corresponding litigations.
- This matter is now concluded.

Soliris Patent Proceedings, Europe Considered to be a contingent asset

- In March 2024, AstraZeneca filed motions for provisional measures against Amgen Pharmaceuticals Inc (Amgen) and Samsung Bioepis Co. Ltd. (Samsung) and their respective affiliates at the Hamburg Local Division of the Unified Patent Court (UPC) on the basis that Amgen's and Samsung's biosimilar eculizumab products infringe an AstraZeneca patent. In June 2024, the UPC denied AstraZeneca's motions. AstraZeneca appealed and in December 2024 the UPC appellate division denied AstraZeneca's appeal requesting provisional measures. In June 2025, the UPC appellate division denied AstraZeneca's request for rehearing of the appeal.
- In parallel, Samsung and Amgen have filed oppositions to the patent at the European Patent Office. An oral hearing is scheduled for April 2026.
- In November 2024, Amgen filed a revocation action for the patent at the UPC Central Division in Milan. A hearing is scheduled for January 2026.

Soliris Patent Proceedings, Canada Considered to be a contingent asset

- In May 2023, AstraZeneca initiated patent litigation in Canada alleging that Amgen Pharmaceutical Inc.'s (Amgen) biosimilar eculizumab product will infringe AstraZeneca's patents.
-In September 2023, AstraZeneca initiated patent litigations in Canada alleging that Samsung Bioepis Co. Ltd.'s (Samsung) biosimilar eculizumab product will infringe AstraZeneca's patents. The filing of the litigation triggered an automatic 24-month stay of the approval of each defendant's biosimilar eculizumab product.
- Trial against Amgen occurred in January 2025. In May 2025, the Canadian court found AstraZeneca's patent would be infringed and enjoined Amgen from making, constructing, using, or selling the Amgen biosimilar eculizumab product in Canada until March 2027. Amgen has appealed this decision.
- In July and August 2023, in Canada, both Amgen and Samsung brought actions challenging the validity of AstraZeneca's patent relating to the use of eculizumab in treating aHUS. Trial with Amgen is scheduled for November 2025.
- In June 2025, AstraZeneca and Samsung settled the Canadian eculizumab patent matters.

Soliris Patent Proceedings, UK Considered to be a contingent asset

- May 2024, AstraZeneca initiated patent infringement proceedings against Amgen Ltd. (Amgen) and Samsung Bioepis UK Limited (Samsung) in the UK High Court of Justice alleging that their respective biosimilar eculizumab products infringe an AstraZeneca patent; on the same day, Samsung initiated a revocation action for the same patent.
- Trial was held in March 2025. In May 2025, the UK court issued a decision finding AstraZeneca's patent invalid and not infringed. AstraZeneca is evaluating its options.

Tagrisso Patent Proceedings, Russia Considered to be a contingent asset

- In August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow region (Court) against the Russian Ministry of Health (MOH) and Axelpharm LLC for improper use of AstraZeneca information in the authorisation of a generic version of Tagrisso. The suit against the MOH was dismissed in July 2024, after two appeals. The case against Axelpharm was dismissed in September 2024, and AstraZeneca has appealed.
- In November 2023, Axelpharm sought a compulsory licence under a patent related to Tagrisso; the action remains pending. The Axelpharm patent on which the compulsory licensing action was based was held invalid by the Russian Patent and Trademark Office (PTO) in August 2024 following challenge by AstraZeneca. The PTO's decision was upheld in June 2025, following an appeal by Axelpharm
-In July 2024, AstraZeneca filed a patent infringement claim against Axelpharm in relation to a generic version of Tagrisso. The action was stayed by the court pending resolution of the compulsory licensing action.
- In August 2024, after AstraZeneca filed a complaint, the Federal Anti-Monopoly Service of Russia (FAS) initiated a case against Axelpharm and OncoTarget. In November 2024, the FAS found Axelpharm to have committed unfair competition, but not OncoTarget.

Axelpharm's appeal against the FAS's finding was upheld in June 2025. AstraZeneca has appealed against this ruling.

Commercial litigation

Legal proceedings brought against AstraZeneca
Definiens, Germany Considered to be a contingent liability

- In July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (Sellers) regarding the 2014 share purchase agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. In December 2023, after an arbitration hearing, the arbitration panel made a final award of $46m in favour of the Sellers.
- In March 2024, AstraZeneca filed an application with the Bavarian Supreme Court (Court) to set aside the arbitration award.
- In April 2025, the Court ruled in favour of AstraZeneca, annulled the arbitration award, and referred the dispute back to the same arbitration panel for a second determination.
- In May 2025, the Sellers appealed the Court's decision to the German Federal Court of Justice. AstraZeneca also appealed the decision to refer the dispute back to the same arbitration panel.

Seroquel XR Antitrust Litigation, US A provision has been taken

- In 2019, AstraZeneca was named in several related complaints now proceeding in US District Court in Delaware (District Court), including several putative class action lawsuits that were purportedly brought on behalf of classes of direct purchasers or end payors of Seroquel XR, that allege AstraZeneca and generic drug manufacturers violated US antitrust laws when settling patent litigation related to Seroquel XR.
- In July 2022, the District Court dismissed claims relating to one of the generic manufacturers while allowing claims relating to the second generic manufacturer to proceed.
- In September 2024, AstraZeneca reached a settlement agreement with one of the plaintiff classes which the court approved.
-In May 2025, AstraZeneca resolved the matter with all remaining plaintiffs for a total payment of $97M. The Court must approve the class-related portion of the settlement before the matter is concluded.

Syntimmune Milestone Litigation, US Considered to be a contingent liability

-In connection with AstraZeneca's acquisition of Syntimmune, Inc. (Syntimmune) in December 2020, AstraZeneca was served with a lawsuit filed by the stockholders' representative for Syntimmune in Delaware state court that alleged, among other things, breaches of the 2018 merger agreement (Merger Agreement).
- The stockholders' representative alleges that AstraZeneca failed to meet its obligations under the Merger Agreement to use commercially reasonable efforts to achieve the milestones. AstraZeneca also filed a claim for breach of the representations in the Merger Agreement.
- A trial was held in July 2023.
- In September 2024, the court issued a partial decision, concluding that the first milestone in the amount of $130m was achieved, and that AstraZeneca had breached its contractual obligation to use commercially reasonable efforts to achieve the milestones. The court requested additional briefing regarding damages and further proceedings regarding AstraZeneca's claim for breach.
- In June 2025, the court issued a further decision awarding an additional $181m in damages on its September 2024 breach determination. Additional proceedings regarding AstraZeneca's claim for breach are ongoing.

Government investigations and proceedings

Legal proceedings brought against AstraZeneca
Texas Qui Tam, US Considered to be a contingent liability

- In December 2022, AstraZeneca was served with an unsealed civil lawsuit brought by qui tam relators on behalf of the State of Texas in Texas state court, which alleges that AstraZeneca engaged in unlawful marketing practices.
- In July 2025, the State of Texas sought to intervene in the matter.
- Trial is scheduled for December 2025.

Legal proceedings brought by AstraZeneca
340B State Litigation, US Considered to be a contingent asset

- AstraZeneca has filed lawsuits against Arkansas, Kansas, Louisiana, Maryland, Minnesota, Mississippi, Missouri, Nebraska, Utah, and West Virginia challenging the constitutionality of each state's 340B statute.
- In the Arkansas matter, trial is scheduled for September 2025 and the state has moved to dismiss AstraZeneca's complaint. In the separate Arkansas administrative proceeding, the commissioner issued a cease-and-desist order in April 2025 requiring AstraZeneca to pause its 340B policy in Arkansas. AstraZeneca has appealed this decision.
- In Kansas, after obtaining a stipulation from the state that AstraZeneca's policy does not violate the Kansas 340B statute, AstraZeneca agreed to dismiss its complaint.
- In Louisiana, the court granted the state's motion for summary judgment. AstraZeneca has filed an appeal.
- In Maryland, the state has moved to dismiss AstraZeneca's complaint and the court has denied AstraZeneca's preliminary injunction motion.
- In Minnesota, the court found that the defendant government officials do not have authority to enforce the law and accordingly dismissed AstraZeneca's complaint for lack of standing.
- In Missouri, the court granted in part and denied in part the state's motion to dismiss.
- In Mississippi, the court denied AstraZeneca's preliminary injunction motion. Trial is scheduled for March 2026.
- In Nebraska, AstraZeneca filed its complaint, and the case remains in the preliminary stages.
- In Utah, the state moved to dismiss AstraZeneca's complaint. The court stayed AstraZeneca's case pending resolution of a related preliminary injunction motion.
- In West Virginia, the matter is stayed pending an appeal of a related West Virginia litigation.

Inflation Reduction Act Litigation, US Considered to be a contingent asset

- In August 2023, AstraZeneca filed a lawsuit in the US District Court for the District of Delaware (District Court) against the US Department of Health and Human Services (HHS) challenging aspects of the drug price negotiation provisions of the Inflation Reduction Act and the implementing guidance and regulations. In March 2024, the District Court granted HHS’ motions and dismissed AstraZeneca’s lawsuit.
- In May 2025, the US Court of Appeals for the Third Circuit affirmed the District Court's dismissal of AstraZeneca's challenge. AstraZeneca intends to appeal.

Other
Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Matters disclosed in respect of the first quarter of 2025 and to 29 April 2025, for which no updates disclosed in respect of the second quarter of 2025 and to 29 July 2025

Commercial litigation

Legal proceedings brought against AstraZeneca
Soliris Antitrust Class Action, US Considered to be a contingent liability

- In April 2025, AstraZeneca was named in a lawsuit filed in the US District Court for the District of Massachusetts alleging antitrust claims on behalf of a potential class of end payors for Soliris from March 2022.
- The plaintiff alleges that AstraZeneca violated federal and state antitrust and business practices laws by obtaining improper patents for Soliris, delaying biosimilar entry and improperly extending Soliris’ market exclusivity.

Viela Bio, Inc. Shareholder Litigation, US Matter concluded

- In February 2023, AstraZeneca was served with a lawsuit filed in the Delaware state court against AstraZeneca and certain officers (collectively, Defendants), on behalf of a putative class of Viela Bio, Inc. (Viela) shareholders. The complaint alleged that the Defendants breached their fiduciary duty to Viela shareholders in the course of Viela’s 2021 merger with Horizon Therapeutics, plc.
- In July 2024, the Court granted with prejudice AstraZeneca’s motion to dismiss.
- In August 2024, plaintiffs appealed the dismissal.
- In March 2025, the Delaware Supreme Court affirmed the dismissal.
- This matter is now concluded.

Government investigations and proceedings

Legal proceedings brought against AstraZeneca
Beyfortus Civil Investigative Demand, US Considered to be a contingent liability

- In March 2025, AstraZeneca received a subpoena from the US Attorney’s Office seeking certain records relating to Beyfortus. The subpoena requests that the Company produce various documents from January 2020 to present, including communications related to specific batches of Beyfortus, customer complaints, and FDA inspection reports.

Shenzhen City Customs Office Considered to be a contingent liability

- In relation to the illegal drug importation allegations, in April 2025, AstraZeneca received a second Appraisal Opinion from the Shenzhen City Customs Office regarding suspected unpaid importation taxes amounting to $1.6m.
- To the best of AstraZeneca's knowledge, the importation taxes referred to in the Appraisal Opinion relate to Enhertu.
- A fine of between one and five times the amount of unpaid importation taxes may also be levied if AstraZeneca is found liable.

China Personal Information Infringement Considered to be a contingent liability

- In relation to the personal information infringement allegation, in April 2025, AstraZeneca received a Notice of Transfer to the Prosecutor from the Shenzhen Bao'an District Public Security Bureau (the PSB) regarding suspected unlawful collection of personal information.
- The Company has been informed that there was no illegal gain to the Company resulting from personal information infringement.

Note 6: Analysis of Revenue and Other operating income and expense

Table 23: Product Sales year-on-year analysis: H1 2025

The CER information in respect of H1 2025 included in the Interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

	World			US		Emerging Markets			Europe			Established RoW
For the half year ended 30 June		Change			Change		Change			Change			Change
	$m	Act %	CER %	$m	Act %	$m	Act %	CER %	$m	Act %	CER %	$m	Act %	CER %
Tagrisso	3,488	9	10	1,439	12	1,008	10	13	658	5	5	383	3	3
Imfinzi	2,716	20	21	1,572	31	294	20	28	537	17	17	313	(11)	(11)
Calquence	1,634	8	9	1,090	4	103	36	49	368	15	15	73	12	15
Lynparza	1,564	8	9	689	14	323	1	4	425	7	6	127	1	2
Enhertu	428	72	76	-	-	292	82	88	94	65	63	42	35	41
Zoladex	567	3	6	9	16	442	7	10	72	(7)	(8)	44	(10)	(9)
Truqap	302	n/m	n/m	253	80	8	n/m	n/m	28	n/m	n/m	13	n/m	n/m
Imjudo	170	25	25	111	26	12	58	68	23	43	43	24	(1)	(2)
Other Oncology	216	(10)	(8)	4	(63)	146	(7)	(5)	10	(16)	(16)	56	(6)	(7)
Oncology	11,085	14	15	5,167	18	2,628	14	19	2,215	13	12	1,075	(1)	-
Farxiga	4,206	11	13	803	(7)	1,730	17	23	1,448	17	17	225	7	7
Crestor	635	8	10	24	11	547	15	17	-	n/m	n/m	64	(9)	(8)
Brilinta	520	(22)	(21)	271	(23)	137	(18)	(16)	107	(21)	(21)	5	(39)	(34)
Seloken	308	(2)	2	-	n/m	298	(3)	1	8	34	38	2	(9)	(5)
Lokelma	328	31	32	144	25	63	50	54	56	36	36	65	27	26
roxadustat	150	(8)	(7)	-	-	150	(8)	(7)	-	-	-	-	-	-
Wainua	84	n/m	n/m	82	n/m	1	-	-	1	-	-	-	-	-
Other CVRM	274	(27)	(26)	27	(74)	138	14	16	76	(37)	(37)	33	7	7
CVRM	6,505	6	7	1,351	(9)	3,064	11	15	1,696	9	9	394	6	6
Symbicort	1,438	(4)	(2)	598	-	400	(11)	(8)	272	(5)	(5)	168	7	10
Fasenra	920	18	18	556	16	52	26	32	229	19	19	83	19	20
Breztri	583	28	29	295	31	156	19	21	87	34	34	45	34	36
Tezspire	198	99	n/m	-	-	16	n/m	n/m	128	n/m	n/m	54	61	63
Pulmicort	264	(30)	(28)	4	(57)	208	(34)	(32)	34	(8)	(7)	18	8	11
Saphnelo	304	49	49	265	44	7	n/m	n/m	21	n/m	n/m	11	45	45
Airsupra	70	n/m	n/m	69	n/m	1	n/m	n/m	-	-	-	-	-	-
Other R&I	158	(8)	(8)	55	4	70	(18)	(17)	29	(2)	(3)	4	(4)	-
R&I	3,935	9	10	1,842	18	910	(12)	(9)	800	18	17	383	19	21
Beyfortus	128	n/m	n/m	102	91	-	-	-	24	n/m	n/m	2	n/m	n/m
Synagis	162	(36)	(33)	(1)	(22)	121	(8)	(3)	25	(62)	(60)	17	(70)	(71)
FluMist	10	20	16	-	n/m	-	n/m	n/m	-	n/m	n/m	10	n/m	n/m
Other V&I	1	(91)	(91)	-	-	-	n/m	n/m	1	(91)	(91)	-	n/m	n/m
V&I	301	(7)	(5)	101	82	121	(7)	(3)	50	(39)	37	29	(49)	(50)
Ultomiris	2,228	23	24	1,272	23	113	71	82	498	21	21	345	17	17
Soliris	974	(32)	(30)	568	(30)	224	(12)	(1)	112	(57)	(57)	70	(40)	(38)
Strensiq	746	14	15	584	10	50	61	67	57	19	20	55	24	23
Koselugo	275	11	13	106	5	76	(9)	(5)	71	58	58	22	25	25
Other Rare Disease	113	12	14	54	16	20	4	16	34	12	12	5	9	10
Rare Disease	4,336	2	3	2,584	3	483	6	16	772	(3)	(3)	497	4	4
Nexium	426	(7)	(5)	37	(21)	333	5	8	17	(35)	(35)	39	(43)	(41)
Other	82	(19)	(18)	3	(46)	59	(12)	(11)	18	(32)	(33)	2	8	7
Other Medicines	508	(9)	(7)	40	(23)	392	2	4	35	(34)	(34)	41	(41)	(40)
Total Medicines	26,670	8	10	11,085	10	7,598	8	12	5,568	8	8	2,419	2	2

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

Table 24: Product Sales year-on-year analysis: Q2 2025 (Unreviewed)

The Q2 2025 information in respect of the three months ended 30 June 2025 included in the Interim financial statements has not been reviewed by PricewaterhouseCoopers LLP.

	World			US		Emerging Markets			Europe			Established RoW
For the half year ended 30 June		Change			Change		Change			Change			Change
	$m	Act %	CER %	$m	Act %	$m	Act %	CER %	$m	Act %	CER %	$m	Act %	CER %
Tagrisso	1,810	13	12	761	16	489	13	15	351	8	4	209	9	5
Imfinzi	1,455	27	26	844	36	152	31	35	285	26	21	174	(5)	(8)
Calquence	872	10	10	583	5	49	36	43	198	19	14	42	27	28
Lynparza	838	13	11	378	18	162	6	7	229	11	7	69	5	2
Enhertu	230	81	82	-	-	156	n/m	n/m	51	63	56	23	24	28
Zoladex	284	4	5	4	(8)	219	9	11	38	(9)	(13)	23	(9)	(11)
Truqap	170	84	84	142	57	6	n/m	n/m	14	n/m	n/m	8	n/m	n/m
Imjudo	89	20	18	57	17	7	93	84	12	39	35	13	-	(4)
Other Oncology	106	(12)	(13)	1	(76)	70	(11)	(10)	5	(27)	(30)	30	-	(5)
Oncology	5,854	18	17	2,770	20	1,310	19	22	1,183	17	12	591	5	2
Farxiga	2,150	11	10	420	6	859	13	15	765	13	8	106	3	(1)
Crestor	319	9	9	12	3	275	17	18	-	n/m	n/m	32	(10)	(13)
Brilinta	215	(37)	(38)	99	(48)	63	(20)	(20)	51	(26)	(29)	2	(46)	(39)
Seloken	148	(2)	1	-	n/m	143	(2)	-	4	4	11	1	(5)	(3)
Lokelma	175	29	27	75	18	33	52	54	30	33	29	37	30	24
roxadustat	72	(18)	(18)	-	-	72	(18)	(18)	-	-	-	-	-	-
Wainua	44	n/m	n/m	43	n/m	-	-	-	1	-	-	-	-	-
Other CVRM	138	(27)	(28)	16	(73)	67	24	24	38	(35)	(37)	17	(8)	(12)
CVRM	3,261	3	3	665	(10)	1,512	9	11	889	5	1	195	2	(2)
Symbicort	715	(1)	(1)	319	7	168	(15)	(14)	137	(5)	(8)	91	11	11
Fasenra	502	19	18	307	14	26	33	36	125	27	22	44	20	18
Breztri	283	21	20	147	22	65	7	8	46	32	27	25	30	28
Tezspire	112	97	91	-	-	9	n/m	n/m	72	n/m	n/m	31	60	55
Pulmicort	106	(32)	(32)	1	(58)	81	(35)	(36)	15	(14)	(18)	9	2	2
Saphnelo	167	49	48	145	44	4	n/m	n/m	12	n/m	n/m	6	41	31
Airsupra	42	n/m	n/m	42	n/m	-	n/m	n/m	-	-	-	-	-	-
Other R&I	61	(23)	(24)	16	(35)	28	(25)	(25)	15	2	(3)	2	(8)	(7)
R&I	1,988	11	10	977	18	381	(14)	(13)	422	21	16	208	20	19
Beyfortus	98	n/m	n/m	73	n/m	-	-	-	24	n/m	n/m	1	34	27
Synagis	49	(39)	(37)	-	n/m	38	(7)	(1)	-	n/m	n/m	11	(68)	(69)
FluMist	10	n/m	n/m	-	n/m	-	-	-	-	n/m	n/m	10	-	-
Other V&I	-	n/m	n/m	-	-	-	-	-	-	n/m	n/m	-	n/m	n/m
V&I	157	40	42	73	n/m	38	(6)	(1)	24	n/m	n/m	22	(39)	(40)
Ultomiris	1,177	25	23	667	21	61	76	86	270	29	24	179	18	12
Soliris	530	(24)	(22)	280	(30)	159	23	38	56	(52)	(54)	35	(37)	(38)
Strensiq	395	16	15	319	12	16	65	58	31	30	26	29	27	21
Koselugo	137	20	18	52	(5)	36	51	50	37	42	37	12	28	22
Other Rare Disease	55	16	14	28	13	6	7	4	18	20	16	3	37	32
Rare Disease	2,294	7	7	1,346	3	278	37	48	412	5	1	258	7	2
Nexium	198	(10)	(9)	18	(30)	157	7	9	6	(49)	(55)	17	(52)	(51)
Other	43	(10)	(11)	3	12	29	(12)	(11)	10	(12)	(18)	1	4	(3)
Other Medicines	241	(10)	(9)	21	(26)	186	4	5	16	(32)	(38)	18	(50)	(50)
Total Medicines	13,795	11	10	5,852	12	3,705	11	13	2,946	12	8	1,292	4	1

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

Table 25: Alliance Revenue: H1 2025

For the half year ended 30 June
	2025	2024
	$m	$m
Enhertu	834	683
Tezspire	285	180
Beyfortus	109	26
Datroway	14	-
Other Alliance Revenue	51	50
Total	1,293	939

Table 26: Collaboration Revenue: H1 2025

For the half year ended 30 June
	2025	2024
	$m	$m
Farxiga: sales milestones	77	49
Other Collaboration Revenue	5	-
Total	82	49

Table 27: Other operating income and expense: H1 2025

For the half year ended 30 June
	2025	2024
	$m	$m
Total	192	127

Other shareholder information

Financial calendar

Announcement of 9M and Q3 2025 results: 6 November 2025
Announcement of FY and Q4 2025 results: 10 February 2026

Dividend payment dates

Dividends are normally paid as follows:

–	First interim:Announced with the half year results and paid in September
–	Second interim:Announced with the full year results and paid in March

The ex-dividend dates shown below are for ordinary shares listed on the London Stock Exchange (LSE).

Dividend dates

	Announced	Ex-dividend date	Record date	Payment date
(LSE)
FY 2025 First interim	29 Jul 2025	7 Aug 2025	8 Aug 2025	8 Sep 2025

For the ex-dividend dates of ordinary shares listed on the Stockholm Stock Exchange, and for American Depositary Receipts listed on NASDAQ, please check the notifications made by Euroclear Sweden AB, the Swedish Central Securities Depositary, and J.P. Morgan Chase Bank N.A., the US depositary. Contact details are below.

Contact details

For Investor Relations contacts, click here. For Media contacts, click here.

Addresses for correspondence

Registered office	Registrar and transfer office	Swedish Central Securities Depository	US depositary
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA	Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm	J.P. Morgan Chase Bank N.A. EQ Shareowner Services P.O. Box 64504 St. Paul MN 55164-0504
UK	UK	Sweden	US
+44 (0) 20 3749 5000	0800 389 1580	+46 (0) 8 402 9000	+1 (888) 697 8018 (US only)
	+44 (0) 121 415 7033		+1 (651) 453 2128

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu and Datroway, trademarks of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca’s websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter ‘the Group’) provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things:

‒	the risk of failure or delay in delivery of pipeline or launch of new medicines;
‒	the risk of failure to meet regulatory or ethical requirements for medicine development or approval;
‒	the risk of failures or delays in the quality or execution of the Group’s commercial strategies;
‒	the risk of pricing, affordability, access and competitive pressures;
‒	the risk of failure to maintain supply of compliant, quality medicines;
‒	the risk of illegal trade in the Group’s medicines;
‒	the impact of reliance on third-party goods and services;
‒	the risk of failure in information technology or cybersecurity;
‒	the risk of failure of critical processes;
‒	the risk of failure to collect and manage data and artificial intelligence in line with legal and regulatory requirements and strategic objectives;
‒	the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce;
‒	the risk of failure to meet our sustainability targets, regulatory requirements and stakeholder expectations with respect to the environment;
‒	the risk of the safety and efficacy of marketed medicines being questioned;
‒	the risk of adverse outcome of litigation and/or governmental investigations;
‒	intellectual property risks related to the Group's products;
‒	the risk of failure to achieve strategic plans or meet targets or expectations;
‒	the risk of geopolitical and/or macroeconomic volatility disrupting the operation of our global business;
‒	the risk of failure in internal control, financial reporting or the occurrence of fraud; and
‒	the risk of unexpected deterioration in the Group’s financial position.

Glossary

1L, 2L, etc	first line, second line, etc	HCC	hepatocellular carcinoma
ABC	advanced breast cancer	HER2 / +/- /low /m	human epidermal growth factor receptor 2 gene / positive / negative / low expression / gene mutant
aHUS	atypical haemolytic uraemic syndrome	HES	hyper-eosinophilic syndrome
AL	amyloid light chain	HF/ pEF / rEF	heart failure / with preserved ejection fraction / with reduced ejection fraction
ASCO	American Society of Clinical Oncology	hMPV	human metapneumovirus
ATS	American Thoracic Society	HR / + / -	hormone receptor / positive / negative
BICLA	British Isles Lupus Assessment Group-based Composite Lupus Assessment	HSCT-TMA	hematopoietic stem cell transplantation-associated thrombotic microangiopathy
BRCA / m	breast cancer gene / mutation	ICS	inhaled corticosteroid
BTC	biliary tract cancer	IL-5	interleukin-5
BTK / i	bruton tyrosine kinase / inhibitor	LABA	long-acting beta-agonist
CDK4	cyclin-dependent kinase 4	LAMA	long-acting muscarinic-agonist
CI	confidence interval	LDH	lactic dehydrogenase
CHMP	Committee for Medicinal Products for Human Use (EU)	MCL	mantle cell lymphoma
CKD	chronic kidney disease	mCRPC	metastatic castration-resistant prostate cancer
CLL	chronic lymphocytic leukaemia	MET	mesenchymal-epithelial transition
CN	China	MIBC	muscle-invasive bladder cancer
COPD	chronic obstructive pulmonary disease	n/m	growth rate not meaningful
CSPC	castration-sensitive prostate cancer	NGP	next-generation propellant
CVRM	Cardiovascular, Renal and Metabolism	NMOSD	neuromyelitis optica spectrum disorder
EBITDA	earnings before interest, tax, depreciation and amortisation	NRDL	National Reimbursement Drug List
EFS	event free survival	NSCLC	non-small cell lung cancer
EGFR / m	epidermal growth factor receptor gene / mutation	OS	overall survival
EGPA	eosinophilic granulomatosis with polyangiitis	PARP	poly ADP ribose polymerase
EHA	European Hematology Association	pCR	pathologic complete response
EPS	earnings per share	PFS	progression free survival
ESR1 / m	oestrogen receptor 1 gene / mutation	PNH	paroxysmal nocturnal haemoglobinuria
EVH	extravascular haemolysis	R&D	research and development
FDA	US Food and Drug Administration	RSV	respiratory syncytial virus
FDC	fixed dose combination	SCLC	small cell lung cancer
FLOT	fluorouracil, oxaliplatin and docetaxel	SG&A	sales, general and administration
GAAP	Generally Accepted Accounting Principles	SGLT2	sodium-glucose cotransporter 2
GEJ	gastro oesophageal junction	SLE	systemic lupus erythematosus
GI	gastrointestinal	THP	a treatment regimen: docetaxel, trastuzumab and pertuzumab
gMG	generalised myasthenia gravis	TMA	thrombotic microangiopathy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29th July, 2025	By:	/s/ Matthew Bowden
	Name:	Matthew Bowden
	Title:	Company Secretary